File No. 83-1

Regulation IA

Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended March 31, 2024

INTER-AMERICAN DEVELOPMENT BANK (the “Bank”)

Washington, D.C. 20577

(1)	Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank’s ordinary capital. There were no purchases by the Bank of its primary obligations.

(2)	Copies of the Bank’s regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of March 31, 2024, of the Bank’s ordinary capital.

(3)

Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank

of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date

USD	50,000,000	4.01	100.00	11-Jan-2024	11-Jan-2029

NOK	1,000,000,000	3.84	101.565	17-Jan-2024	13-Dec-2028

GBP	500,000,000	3.875	99.578	17-Jan-2024	15-Feb-2029

USD	100,000,000	Floating Rate	99.923	17-Jan-2024	5-Oct-2028

USD	200,000,000	Floating Rate	99.535	19-Jan-2024	15-Feb-2029

USD	25,000,000	Callable 4.25	100.00	19-Jan-2024	19-Jan-2029

USD	60,000,000	4.05	100.00	19-Jan-2024	29-Sep-2028

AUD	450,000,000	4.70	100.350	23-Jan-2024	3-Oct-2030

CAD	750,000,000	4.60	104.330	23-Jan-2024	1-March-2029

USD	200,000,000	Floating Rate	99.964	24-Jan-2024	5-Oct-2028

INR	10,000,000,000	7.00	100.00	25-Jan-2024	25-Jan-2029

USD	50,000,000	Zero Coupon Multi-Callable	100.00	25-Jan-2024	24-Jan-2044

USD	50,000,000	4.16	100.00	25-Jan-2024	30-June-2028

USD	100,000,000	4.125	99.99	29-Jan-2024	29-Jan-2029

USD	4,000,000,000	4.125	99.611	30-Jan-2024	15-Feb-2029

USD	100,000,000	Floating Rate	99.962	2-Feb-2024	5-Oct-2028

CRC	15,000,000,000	6.65	100.00	6-Feb-2024	6-Feb-2031

USD	100,000,000	Floating Rate	99.962	9-Feb-2024	5-Oct-2028

GBP	250,000,000	4.125	100.574	13-Feb-2024	28-Apr-2028

USD	25,000,000	4.22	100.00	13-Feb-2024	7-Feb-2029

INR	1,750,000,000	7.35	102.542	15-Feb-2024	6-Oct-2030

CRC	5,200,000,000	6.55	100.00	27-Feb-2024	27-Feb-2031

USD	50,000,000	4.40	100.00	1-Mar-2024	1-Mar-2029

INR	5,000,000,000	7.00	99.73	5-Mar-2024	25-Jan-2029

AUD	50,000,000	4.925	100.00	7-Mar-2024	7-Mar-2039

GBP	200,000,000	4.75	102.909	15-Mar-2024	5-Oct-2029

AUD	100,000,000	4.70	101.305	19-Mar-2024	3-Oct-2030

INR	1,700,000,000	7.00	100.973	19-Mar-2024	17-Apr-2033

USD	50,000,000	4.17	100.00	19-Mar-2024	19-Mar-2029

USD	200,000,000	Floating Rate	100.226	20-Mar-2024	4-Oct-2027

GBP	100,000,000	5.00	104.900	22-Mar-2024	20-July-2030

USD	200,000,000	Floating Rate	100.241	27-Mar-2024	4-Oct-2027

USD	100,000,000	Floating Rate	100.060	27-Mar-2024	5-Oct-2028

Annex B

Inter-American Development Bank

Ordinary Capital

Management’s Discussion and Analysis

and

Condensed Quarterly Financial Statements

March 31, 2024

(Unaudited)

Management’s Discussion and Analysis	3

MANAGEMENT’S DISCUSSION AND ANALYSIS

March  31, 2024

INTRODUCTION

The primary activities of the Inter-American Development Bank (Bank or IDB or IADB) are conducted through the Ordinary Capital and the IDB Grant Facility (GRF). Unless otherwise stated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Bank’s Ordinary Capital. Management believes that the Condensed Quarterly Financial Statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital’s financial position and results of operations in accordance with U.S. generally accepted accounting principles (GAAP). The results of operations for the three months of the current year are not necessarily indicative of the results that may be expected for the full year.

This document should be read in conjunction with the Bank’s Information Statement dated February 21, 2024, which includes the Ordinary Capital financial statements for the year ended December 31, 2023. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

The financial statements are prepared in accordance with U.S. GAAP. The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant estimates it uses to present the financial results in accordance with GAAP include: the valuation of certain financial instruments carried at fair value, the determination of the adequacy of the allowances for credit losses on developmental assets, and the determination of the benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, and net periodic benefit cost associated with these plans. These estimates involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Most of the Bank’s borrowings and all swaps, including interest rate and foreign currency, are measured at fair value through income. The reported income volatility resulting from these non-trading financial instruments is not fully representative of the underlying economics of the transactions as the Bank intends to hold them to maturity. Accordingly, the Bank excludes the impact of the fair value adjustments associated with these financial instruments from Operating Income(1). Therefore, Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers, if any, are reported separately in the Condensed Statement of Income and Retained Earnings.

The new Institutional Strategy “Transforming for Scale and Impact.”

At the 2024 Annual Meeting, the Board of Governors (BoG) approved the new Institutional Strategy (the Strategy) for the Bank, which sets the Bank’s strategic direction through 2030. The Strategy establishes the IDB to be the partner of choice for Latin America and the Caribbean, with a commitment to addressing the region’s vulnerabilities and unlocking its potential to foster transformative social and economic progress while actively combating climate change. It will be guided by the three core objectives of reducing poverty and inequality, addressing climate change, and bolstering sustainable regional growth. The Strategy is accompanied by a set of reforms to transform the IDB to achieve greater scale and impact, which are aligned with the global discussions around Multilateral Development Banks (MDB) reform. It will be measured by a new Impact Framework with the key performance indicators and targets to guide the IDB.

(1)

Reference to captions in the financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management’s Discussion and Analysis.

4	Management’s Discussion and Analysis

The BoG also approved the proposal for a new replenishment of the IDB Lab. The new replenishment is structured as a multi-source funding model that involves direct contributions by participating donors, matched at the aggregate level by transfers from the Bank on behalf of its member countries.

Recent market updates

In 2024, Latin American and Caribbean economies exceeded expectations, with GDP growth reaching 2.1%, surpassing the year’s initial forecasts by one percentage point. This growth was propelled by stronger global economic expansion and higher commodity prices. Concurrently, the job market showed improvement, with employment rates recovering and participation rates stabilizing.

Looking ahead to 2024, as global economic growth is projected to slow down, indicating a gradual easing in advanced economies, the growth rates in Latin America and the Caribbean (LAC) are also expected to decelerate. As of April 2024, market analysts predict a growth rate of 1.6% for 2024, with a return to higher growth in the 2-2.3% range anticipated in 2025. This outlook has potential risks, including the possibility of persistently higher-than-target inflationary pressures in advanced economies and LAC countries alike, implying higher interest rates for longer, lower growth in China, and geopolitical risks associated with the evolution of the Russian war on Ukraine, and the Israel-Hamas war, which could disrupt commodity prices, trade, and financial markets.

The Bank remains the primary source of multilateral lending to countries in Latin America and the Caribbean and is committed to supporting its clients during periods of global stress. Management expects Bank approvals during 2024 of approximately $16 billion and disbursements, in line with prior year, of approximately $10 billion.

From a financial standpoint, Bank policies require Management to balance projected equity accumulation and growth of (risk-weighted) assets through its long-term financial plans. The Bank has built capital buffers to absorb downward shocks stemming from rating downgrades and market volatility and it regularly assesses financial resiliency through stress testing. All internal and external capital and liquidity metrics remained within their respective policy thresholds.

Accounting Developments

For a description of new accounting developments, see Note B – Summary of Significant Accounting Policies under “Notes to the Condensed Quarterly Financial Statements” section.

Management’s Discussion and Analysis	5

FINANCIAL HIGHLIGHTS

Box 1 presents selected financial data for the three months ended March 31, 2024 and 2023, as well as for the year ended December 31, 2023.

BOX 1: SELECTED FINANCIAL DATA

(Amounts expressed in millions of United States dollars)

	Three months ended March 31,		Year ended December 31,

	2024	2023	2023

Operational Highlights

Approved developmental assets(1)	$857	$945	$12,515

Undisbursed portion of approved developmental assets(2)	29,988	31,092	30,369

Gross disbursements of developmental assets	980	1,005	11,087

Net (collections) disbursements of developmental assets(3)	(491)	(408)	2,891

Balance Sheet Data

Investments, after swaps(4)	$31,962	$33,108	$32,421

Developmental Assets

Loans outstanding(5)	115,215	112,575	116,239

Debt securities	835	776	836

Allowance for credit losses	794	801	827

Total assets	150,869	148,257	152,019

Borrowings outstanding, after swaps	112,893	111,549	113,358

Equity	38,775	37,582	38,846

Income Statement Data

Operating Income(6)	$355	$360	$1,207

Net fair value adjustments on non-trading portfolios and foreign currency transactions(7)	(31)	(371)	(101)

Other components of net pension benefit costs	42	53	213

Board of Governors approved transfers	(159)	(140)	(140)

Net income (loss)	207	(98)	1,179

Comprehensive income (loss)	78	(220)	1,038

Ratios

Total debt(8) to equity(9) ratio	3.0	3.1	3.0

Total assets to equity(9) ratio	4.0	4.1	4.1

Cash and investments as a percentage of borrowings outstanding, after swaps	28.5%	29.6%	29.0%

Cost to income ratio(10)	33.7%	35.0%	38.7%

Return on equity ratio(11)	3.1%	1.4%	3.2%

Return on assets ratio(12)	0.8%	0.4%	0.8%

(1)  NSG activities were originated by IDB Invest and co-financed by the Bank and IDB Invest until December 31, 2022.

(2)  Includes undisbursed balance for loans and debt securities, see Table 2.

(3)  Includes gross loan disbursements and debt securities purchased, less loan principal repayments (and prepayments) and collection of debt securities.

(4)  Includes accrued interest.

(5)  Includes deferred loan origination fees and costs. Excludes interest rate and foreign currency swaps in a net asset position of $2,665 million as of March 31, 2024 ($2,636 million in a net asset position as of March 31, 2023) and $2,082 million in a net asset position as of December 31, 2023.

(6)  See page 8 for a full discussion of Operating Income.

(7)  Unrealized gains or losses in the net fair value adjustments on non-trading portfolios gradually tend to zero as the related financial instruments’ maturity approaches and their fair values converge with their amortized costs. See page10 for a full discussion.

(8)  Borrowings (after swaps) and guarantee exposure.

(9)  See page 13, sources of funds section, for a definition of “Total Equity”.

(10) Four year rolling average of Administrative expenses, excluding pension service costs, divided by four year rolling average of Total income, excluding Investments—net gains (losses) and net of Borrowing expenses.

(11) Twelve months rolling operating income divided by average equity.

(12) Twelve months rolling operating income divided by average total assets.

6	Management’s Discussion and Analysis

Developmental Assets

Developmental assets include loans, guarantees, and debt securities. As of March 31, 2024 and December 31, 2023 approximately 96% of the outstanding developmental assets are sovereign-guaranteed (SG).

For 2024, the approved lending spread and credit commission for the Bank’s non-concessional sovereign-guaranteed loans is 0.80% and 0.50% (2023—0.85% and 0.50%, respectively). No supervision and inspection fees have been applied for said periods.

Table 1 presents a summary of the developmental assets approved for the three months ended March 31, 2024 and 2023.

TABLE 1: DEVELOPMENTAL ASSETS APPROVALS

(Amounts expressed in millions of United States dollars)

	Three months ended

	March 31, 2024				March 31, 2023

	SG	Concessional SG	SEP(1)	Total	SG	Concessional SG	SEP(1)	Total

Loans

Number	14	-	-	14	10	-	-	10

Amount	$857	$-	$-	$857	$945	$-	$-	$945

Guarantees								-

Number	-	-	-	-	-	-	-	-

Amount	$-	$-	$-	$-	$-	$-	$-	$-

Total	$857	$-	$-	$857	$945	$-	$-	$945

(1)	Social Entrepreneurship Program (SEP), managed by the Multilateral Investment Fund (IDB Lab).

Table 2 presents the undisbursed portion of approved developmental assets as of March 31, 2024 and December 31, 2023.

TABLE 2: UNDISBURSED PORTION OF APPROVED DEVELOPMENTAL ASSETS

(Expressed in millions of United States dollars)

	March 31, 2024				December 31, 2023

	Total		Signed		Total		Signed

Sovereign-guaranteed Loans	$29,061	$	22,350	$	29,396	$	21,492
Sovereign-guaranteed-concessional Loans	396		389		404		397
Non-Sovereign-guaranteed Loans	507		260		541		294
Social Entrepreneurship Program	24		16		28		11

Total	$29,988	$	23,015	$	30,369	$	22,194

Table 3 presents the sovereign and non-sovereign-guaranteed loans and guarantees portfolios as of March 31, 2024 and December 31, 2023.

TABLE 3: OUTSTANDING LOANS AND GUARANTEES

(Expressed in millions of United States dollars)

	March 31, 2024	December 31, 2023
Sovereign Loans	$111,543	$112,443
Sovereign Guarantees	912	724

Sovereign Portfolio	112,455	113,167

Non-Sovereign Loans	3,600	3,724
Non-Sovereign Guarantees	71	78

Non-Sovereign Portfolio	3,671	3,802
Total Loans & Guarantees Outstanding	$116,126	$116,969

NSG Portfolio as a percentage of total loans and guarantees	3%	3%

Management’s Discussion and Analysis	7

Allowance for credit losses on developmental assets and guarantees outstanding: The allowance for credit losses on developmental assets and guarantees outstanding amounted to $828 million at March 31, 2024, compared to $861 million at December 31, 2023. The decrease of $33 million was due to a decrease in the allowance of the NSG portfolio of $46 million mainly due to better macroeconomic conditions observed during 2024, and a $15 million write off of an individually assessed NSG loan; partially offset by an increase in the SG portfolio of $28 million mainly in the individually assessed allowance.

Allowance for credit losses on individually assessed SG loans: As of March 31, 2024, the total amount of Venezuela’s sovereign-guaranteed operations in payment arrears amounted to $1,621 million, including interest and fees, from which $1,474 million corresponds to arrearages of more than 180 days. Since 2018, all loans to Venezuela amounting to $2,011 million (unchanged from 2018), were placed in nonaccrual status. Interest and fee income not recognized amounted to $32 million during the first three months of 2024 (March 31, 2023 – $29 million), and the related individually assessed allowance for credit losses was $469 million as of March 31, 2024 (December 31, 2023 – $434 million). There were no other sovereign-guaranteed loans over 180 days past due, or in nonaccrual status as of March 31, 2024 or December 31, 2023.

Under the IDB’s guidelines on arrears, the Bank cannot undertake any lending activities in Venezuela until its arrears are cleared. As a matter of policy, the Bank does not renegotiate nor reschedule its SG loans. Venezuela, a founding shareholder of the IDB, has reiterated its commitment to the Bank and its intention to undertake payments. The Bank expects to collect all amounts due, including interest at the contractual interest rate for the period of delay, when the balances in arrears are restored to an accrual basis. As a result, the allowance recorded represents the estimated loss from the expected delay in debt service payments as the Bank does not charge interest on delayed interest payments. The assessment and estimation of credit loss is inherently judgmental and reflects Management’s best estimate based upon the information currently available. Since the situation in Venezuela continues to evolve, Management will monitor its credit exposure periodically and reassess the credit loss estimate accordingly.

Allowance for credit losses on individually assessed NSG loans: The Bank had individually assessed NSG loans with outstanding balances of $123 million at March 31, 2024, compared to $193 million at December 31, 2023. As of March 31, 2024, the allowance for credit losses on individually assessed NSG loans was $62 million, compared to $94 million at December 31, 2023. The percentage of the NSG allowance for credit losses on individually assessed loans was 51% as of March 31, 2024 (December 31, 2023 - 49%).

Investments operations

Approximately 92% of the Bank’s investments are held in high quality securities rated AA- or higher.

In 2024, the trading investments portfolio experienced net mark-to-market gains of $26 million, compared to $23 million in 2023, mainly due to the mark-to-market impact of tighter credit spreads.

Borrowing operations

During the first three months of 2024, the Bank issued bonds for a total face amount of $8,314 million (2023 – $4,536 million) that generated proceeds of $8,316 million (2023 – $4,534 million), representing increases of $3,778 million and $3,782 million, respectively, compared to the same period last year. The average life of new issues was 5.1 years in 2024 (2023 – 4.8 years). The Bank expects that the borrowing program will be approximately $20.5 billion in 2024, subject to changes in cash flows.

In 2024, the Bank issued $1,157 million Sustainable Development Bonds (SDBs) for a total outstanding of $26,408 million as of March 31, 2024.

During 2024, the Bank continues to be rated Triple-A by the major credit rating agencies, and its outlook remains stable.

Capacity Building, Asset Management and Advisory (CAsA) pilot program

The Bank’s CASA pilot program aims to help build or strengthen the institutional capacity of central banks and official institutions in the borrowing member countries. To this end, CAsA provides a range of services that includes managing a portion of the institution’s assets along with technical missions,

8	Management’s Discussion and Analysis

fellowships, and other training opportunities. Fees are based on the average value of the portfolio managed and are used to provide the entire range of services under the program. As of March 31, 2024 total assets managed under the CAsA program amounted to $200 million.

Principal Payment Option (PPO)

The Flexible Financing Facility (FFF) is currently the only financial platform for approval of all sovereign-guaranteed loans. The FFF allows borrowers through the PPO to defer principal payments for 2 years following an eligible natural disaster through one-time option, by modifying the loan’s amortization schedule to provide financial relief. The PPO product represents the first climate-resilient debt clause ever offered by a multilateral bank. From 2021, the PPO was activated on FFF loans contracts for a total approved amount of $1.6 billion to cover natural disaster risks (e.g., hurricanes, earthquakes, floods). This option was selected by Barbados ($624 million), Bahamas ($379 million), Honduras ($232 million), El Salvador ($184 million), Ecuador ($106 million), and by Belize ($93.8 million). The Bank continues to have an active dialogue with other borrowing member countries to expand the use of this innovative product.

FINANCIAL RESULTS

Operating Income

Operating income includes the net interest income on earning assets, other loan income, net investment gains (losses), the provision (credit) for developmental assets credit losses and net non-interest expense.

Table 4 shows a breakdown of Operating Income for 2024 and 2023.

For the three months ended March 31, 2024, Operating Income was $355 million compared to $360 million for the same period last year, a decrease of $5 million. The decrease was mainly due to: (i) an increase in net non-interest expense, (ii) a decrease in net interest income; offset by (iii) a credit in the provision for developmental assets credit losses, and (iv) net investment gains.

TABLE 4: OPERATING INCOME

(Expressed in millions of United States dollars)

	Three months ended March 31,

	2024	2023	2024 vs 2023

Loan interest income(1)	$1,671	$1,450	$221

Investment interest income(1)	478	401	77

Other interest losses	(67)	(34)	(33)

	2,082	1,817	265

Less:

Borrowing expenses(1)	1,609	1,339	270

Net interest income	473	478	(5)

Other loan income	27	29	(2)

Net investment gains	26	23	3

Other expenses:

Credit for developmental assets credit losses	(18)	-	(18)

Net non-interest expense	189	170	19

Total	171	170	1

Operating Income	$355	$360	$(5)

(1)	Amounts on an after swap basis.

Net interest income: The Bank’s net interest income is driven primarily by two sources: the lending spread the Bank charges on all its non-concessional SG loans and the income earned on its equity-funded assets. The SG lending spread is reviewed and determined annually by the Board of Directors as part of the Bank’s long-term financial planning exercise. If a change is approved, the new SG lending spread applies to the entire outstanding balance of non-concessional SG loans. Net interest income earned from equity-

Management’s Discussion and Analysis	9

funded assets is the result of an Asset Liability Management (ALM) strategy governed by polices approved by the Board. The ALM strategy seeks to achieve stable net interest income and preserve the economic value of its equity. The Bank uses derivatives to manage the repricing and maturity profile of the Bank’s equity-funded assets in accordance with the ALM policy. In 2021, a new model was implemented, by which interest rate swaps are used systematically to modify the characteristics of equity-funded assets to minimize volatility of net interest income driven by changes in USD interest rates.

Sensitivity to foreign exchange rates is negligible as the Bank economically hedges substantially all exposures with foreign currency swaps.

The Bank’s net interest income (NII) reached $473 million during the first three months of 2024, compared to $478 million for the same period last year. The NII is in line with prior year and was mainly driven by the 5 bps decrease in the sovereign-guaranteed lending spread that became effective in 2024, an increase in interest rates on equity funded loans, and a larger loan portfolio.

Figure below shows the Bank’s net interest income during the first three months of the last three years.

FINANCIAL RESULTS – NET INTEREST INCOME

For the quarters ended March 31, 2022 through 2024

(Expressed in millions of United States dollars)

The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective financial returns and costs for the three months ended March 31, 2024 and 2023, and the year ended December 31, 2023 are shown in Table 5.

TABLE 5: ASSET/LIABILITY PORTFOLIOS AND RETURNS/COSTS

(Amounts expressed in millions of United States dollars)

	Three months ended March 31, 2024		Three months ended March 31, 2023		Year ended December 31, 2023

	Average Balance	Return/ Cost %	Average Balance	Return/ Cost %	Average Balance	Return/ Cost %

Loans(1)	$116,717	5.76	$113,888	5.16	$114,506	5.58

Liquid investments(2)(3)	32,520	6.36	33,531	5.17	34,034	5.63

Total earning assets	$149,237	5.89	$147,419	5.16	$148,540	5.59

Borrowings	$113,170	5.72	$111,335	4.88	$112,242	5.38

Net interest margin(4)		1.27		1.31		1.35

(1)	Excludes loan fees.
(2)	Geometrically-linked time-weighted returns.
(3)	Includes realized / unrealized gains and losses.
(4)	Represents net interest income as a percent of average earnings assets, after swaps.

Net investments gains: Net mark-to-market investment gains amounted $26 million, compared to $23 million for the same period in 2023, mainly due to the mark-to-market impact of tighter credit spreads.

10	Management’s Discussion and Analysis

Credit for developmental assets credit losses: The credit for developmental assets credit losses of $18 million in 2024 was mainly in the allowance for credit losses on the NSG portfolio due to better macroeconomic conditions observed during 2024; partially offset by an increase in the allowance for credit losses on the SG portfolio.

Net Non-interest Expense Net non-interest expense amounted $189 million, compared to $170 million for the same period in 2023. The main components of net non-interest expense are presented in Table 6.

TABLE 6: NET NON-INTEREST EXPENSE

(Amounts expressed in millions of United States dollars)

	Three months ended March 31,

	2024	2023	2024 vs 2023

Administrative expenses

Staff costs (1)	$130	$121	$9

Consultant fees	25	23	2

Operational travel	4	4	-

Other expenses	41	38	3

Total administrative expenses	200	186	14

Service fee revenues	(11)	(12)	1

Special programs	12	9	3

Other income	(12)	(13)	1

Net non-interest expense	$189	$170	$19

(1)	Includes pension service cost amounting to $32 million (2023 – $28 million).

Net Income

Net income amounted $207 million during the first three months of 2024, compared to net losses of $98 million for the same period in 2023. The increase of $305 million was mainly due to an increase Net fair adjustments on non-trading portfolios and foreign currency transactions.

TABLE 7: NET INCOME

(Amounts expressed in millions of United States dollars)

	Three months ended March 31,

	2024	2023	2024 vs 2023

Operating Income	$355	$360	$(5)

Net fair value adjustments on non-trading portfolios and foreign currency transactions	(31)	(371)	340

Other components of net pension benefit costs	42	53	(11)

Board of Governors approved transfers	(159)	(140)	(19)

Net income (loss)	$207	$(98)	$305

Net fair value adjustments on non-trading portfolios and foreign currency transactions: Net fair value adjustments are mainly a result of the different accounting treatment between loans, which are carried at amortized cost, and the interest rate and foreign currency swaps on loans, which are carried at fair value. Changes in the fair value of the interest rate and foreign currency swaps on loans are reflected in earnings, while the changes in the fair value of loans are not, as they are carried at amortized cost. In contrast, changes in the fair value of borrowings largely offset the changes in interest rate and foreign currency swaps on borrowings, as the majority of borrowings are carried at fair value. Mainly due to the fluctuation of foreign exchange rates, the Bank had net fair value losses on non-trading portfolios and foreign currency transactions of $31 million for the three months ended March 31, 2024, compared to $371 million for the same period in 2023. Unrealized gains or losses in the net fair value adjustments on non-trading portfolios gradually tend to zero as the related financial instruments maturity approaches and their fair values converge with their amortized costs.

Management’s Discussion and Analysis	11

Transfers to the IDB Grant Facility: Income transfers from the Ordinary Capital to the GRF are subject to the requirements of the Agreement and other applicable financial policies, and they will be considered based on actual disbursements and fund balance of the GRF. In February 2024, the Board of Governors approved income transfers from the Bank to the GRF amounting to $159 million (2023 – $140 million). Since 2011, the GRF has received income transfers totaling $1,724 million ( 2023 – $1,565 million).

Core Operating Income (Non-GAAP Measure)

Although the Bank prepares its financial statements in accordance with U.S. GAAP, management reviews certain results, such as core operating income, on a non-GAAP basis. This measure provides information about the underlying operational performance and trends of the Bank while excluding volatile net investment mark-to-market gains and losses, as well as the provision for developmental assets credit losses as the Bank expects such charges to be infrequent given the status of a Multilateral Development Bank (MDB) and social mandate to facilitate development in certain countries. Table 8 displays reported Operating Income (GAAP) with the adjustments to arrive at core operating income (Non-GAAP).

TABLE 8: CORE OPERATING INCOME

(Expressed in millions of United States dollars)

	three months ended March 31,

Core Operating Income (Non-GAAP Measure)	2024	2023	2024 vs 2023

Operating Income (Reported)	$355	$360	$(5)

Less:

Net investment gains	26	23	3

Add:

Credit for developmental assets credit losses	(18)	-	(18)

Core operating income	$311	$337	$(26)

Management considers core operating income as a useful measure of the Bank’s operations. Changes in core operating income are driven mainly by changes in the Bank’s approved sovereign-guaranteed lending spread and fees and the impact of changes in interest rates, as well as changes in net non-interest expense.

During 2024, core operating income changes have been mostly due to an increase of net non-interest expense.

Exposure Exchange Agreements

The Bank reduces its sovereign-guaranteed loan portfolio concentration by entering into Master Expo-sure Exchange Agreements (EEA) jointly with other Multilateral Development Institutions (MDIs) and executing bilateral transactions under such framework. The EEA reduces portfolio concentration by simultaneously exchanging coverage for potential nonaccrual events between MDIs for exposures from borrowing countries in which an MDI is concentrated, to countries in which the MDI has no, or low, exposure, though use of guarantees which offset in relative amount and credit risk at the outset of the guarantees.

Effective March 2024, the Bank executed a bilateral EEA transaction with a MDI. The Bank was the EEA Buyer (received a financial guarantee from MDI) of $650 million; and the EEA Seller (provided a financial guarantee to MDI) for $500 million. For further information, refer to Note D – Developmental assets – loans and guarantees of the Condensed Quarterly financial statements.

CAPITAL ADEQUACY

The Bank’s Capital Adequacy Policy (CAP) consists of a Capital Adequacy Policy mandate (Mandate) and regulations that determine capital requirements for credit and market risk in both its lending and treasury operations. The CAP also includes capital requirements for pension and operational risks. The Mandate, approved by the Board of Governors, requires the Bank to maintain its Triple-A foreign currency

12	Management’s Discussion and Analysis

long-term issuer rating, and the establishment of capital buffers, specifically to assume financial risks in times of stress, while preserving the Bank’s lending capacity.

The CAP allows the Bank to measure the inherent risk in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans. Specific risk limits in terms of capital requirements for investments and derivatives are included that enable Management to design more efficient funding and investment strategies following the risk tolerance established by the Board of Executive Directors. The Bank is operating within its policy limits.

CONDENSED BALANCE SHEET

Developmental assets

Loans: The loan portfolio is the Bank’s principal earning asset. As of March 31, 2024, the total volume of outstanding loans was $115,143 million, of which $4,943 million was under concessional terms, compared with $116,167 million and $4,971 million, respectively, as of December 31, 2023.

The Bank makes loans and guarantees to the governments, as well as governmental entities, enterprises, and development institutions of its borrowing member countries to help meet their development needs. In the case of loans and guarantees to borrowers other than national governments or central banks, the Bank follows the policy of requiring a joint and several guarantees engaging the full faith and credit of the national government. The Bank also offers sovereign-guaranteed concessional lending through a blending of regular and concessional financing.

As of March 31, 2024 and December 31, 2023, 3% of the outstanding loans and guarantees exposure was NSG. The NSG portfolio, including loans to other multilateral development institutions, totaled $3,671 million, compared to $3,802 million at December 31, 2023.

Debt securities: The Bank invests in debt securities to further its developmental objectives. In general, debt securities related to development investments are classified as held-to-maturity given the Bank has the intent and ability to hold these securities to maturity. For debt securities where the Bank does not have the intent to hold the securities to maturity, the Bank elects the fair value option. After December 31, 2022, the Bank no longer co-finances with IDB Invest. As of March 31, 2024, debt securities outstanding amounted to $835 million (December 31, 2023 – $836 million).

Investment Portfolio

The Bank’s investment portfolio is comprised of highly-rated securities and bank deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs as determined in the Bank’s liquidity policy.

Borrowing Portfolio

The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, at March 31, 2024 decreased by $465 million compared with December 31, 2023, primarily due to larger amount of maturities ($8,905 million) including short-term borrowings, than new borrowings ($8,316 million), which was partially offset by an increase in the fair value of borrowings and related swaps ($166 million).

Equity

Equity at March 31, 2024 was $38,775 million, a decrease of $71 million from December 31, 2023, mainly due to a $143 million distribution to the Bank’s shareholders for concurrent contribution to IDB Invest on behalf of the Bank’s shareholders recorded as a dividend, a $124 million loss related to the Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk; offset by Net income of $207 million for the first three months of the year.

The Debt-to-Equity ratio uses gross debt, as opposed to net debt, to facilitate its comparability with other MDBs. “Total Equity” (utilized as the denominator within the Debt-to-Equity ratio) is defined as Paid-in capital stock and Additional paid-in capital, net of Capital subscriptions receivable, less Receivable from

Management’s Discussion and Analysis	13

members, plus Retained earnings, minus borrowing countries’ local currency cash balances, and accumulated other comprehensive income. The Debt-to-Equity ratio has a maximum limit, whereby the Bank cannot exceed 4.0x of equity. Table 9 presents the composition of the Debt-to-Equity ratio as of March 31, 2024 and December 31, 2023.

TABLE 9: TOTAL DEBT-TO-EQUITY RATIO
(Amounts expressed in millions of United States dollars)

	March 31, 2024	December 31, 2023

Borrowings outstanding after swaps and guarantee exposure	$114,062	$114,379

Equity

Paid-in capital stock	11,854	11,854

Less: Receivable from members	819	813

Retained earnings:

General reserve(1)	25,175	25,240

Special reserve(1)	2,565	2,565

	38,775	38,846

Minus:

Borrowing countries’ local currency cash balances	78	88

Accumulated other comprehensive income	1,099	1,228

Total Equity	$37,598	$37,530

Total Debt-to-Equity Ratio	3.0	3.0

(1)	Includes Accumulated other comprehensive income.

Transfers to IDB Invest

In 2016, the transfer of operational and administrative functions and non-financial resources associated with NSG activities from the Bank to IDB Invest became effective. NSG activities were originated by IDB Invest and co-financed by the Bank and IDB Invest until December 31, 2022. The Bank no longer approves NSG developmental assets but continues to manage and monitor the Bank’s legacy NSG portfolio.

IDB Invest’s capitalization plan included additional capital to be contributed by IDB Invest shareholders as well as capital contributions to be funded through income distributions by IDB on behalf of its shareholders. These income transfers were intended to be completed during the period 2018-2025 and for a total amount of $725 million. These transfers were conditional upon annual Board of Governors’ approval. In February 2024, the Board of Governors approved an accelerated transfer of the remaining $143 million (2023 - $72 million) distribution to the Bank’s shareholders for concurrent contribution to IDB Invest on behalf of the Bank’s shareholders, that was recorded as Distributions on behalf of shareholders in the Condensed Statement of Income and Retained Earnings. All transfers related to IDB Invest’s capitalization plan were completed in 2024.

14	Management’s Discussion and Analysis

LIQUIDITY MANAGEMENT

Table 10 shows a breakdown of the trading investments portfolio at March 31, 2024 and December 31, 2023, by major security class and its contractual maturity, on securities held at the end of the period.

TABLE 10: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY CLASS AND MATURITY DATES

(Expressed in millions of United States dollars)

	March 31, 2024

Security Class	Maturity in in one year or less	one year to five years	six years to ten years	after ten years	Grand Total(1)

Obligations of the United States Government	$1,142	$632	$-	$-	$1,774

U.S. Government-sponsored enterprises	18	91	85	78	272

Obligations of non-U.S. governments	3,615	-	-	-	3,615

Obligations of non-U.S. agencies	3,149	7,415	81	-	10,645

Obligations of non-U.S. sub-sovereigns	573	724	147	-	1,444

Obligations of supranationals	101	2,404	-	-	2,505

Bank obligations	6,675	2,563	-	-	9,238

Corporate securities	351	1,083	-	-	1,434

Asset-backed securities (ABS)	-	-	-	4	4

Currency and interest rate swaps - investments-trading	240	765	26	-	1,031

Total trading investments	$15,864	$15,677	$339	$82	$31,962

(1)	Represents the fair value of the referred assets, including their accrued interest.

	December 31, 2023

Security Class	Maturity in in one year or less	one year to five years	six years to ten years	after ten years	Grand Total(1)

Obligations of the United States Government	$305	$729	$-	$-	$1,034

U.S. Government-sponsored enterprises	66	215	150	128	559

Obligations of non-U.S. governments	3,514	40	-	-	3,554

Obligations of non-U.S. agencies	2,930	7,722	-	-	10,652

Obligations of non-U.S. sub-sovereigns	423	1,073	-	-	1,496

Obligations of supranationals	264	2,398	-	-	2,662

Bank obligations	8,200	1,984	-	-	10,184

Corporate securities	370	1,200	-	-	1,570

Asset-backed securities	-	-	-	4	4

Currency and interest rate swaps - investments-trading	85	621	-	-	706

Total trading investments	$16,157	$15,982	$150	$132	$32,421

(1)	Represents the fair value of the referred assets, including their accrued interest.

COMMERCIAL CREDIT RISK

Commercial credit risk is the exposure to losses that could result from the default of one of the Bank’s investment, trading, or derivatives counterparties. The primary objective in the management of the liquid assets is the maintenance of a conservative exposure to credit, market, and liquidity risks. Consequently, the Bank invests only in high quality debt instruments issued by sovereign and sub-sovereign governments, agencies, supranationals, banks and corporate entities, including asset-backed and mortgage-backed securities.

Table 11 provides details of the estimated current credit exposure of the Bank’s investment and swap portfolios, net of collateral held, by counterparty rating category. As of March 31, 2024, the credit exposure

Management’s Discussion and Analysis	15

amounted to $30,944 million, compared to $31,720 million as of December 31, 2023. The credit quality of the portfolios continues to be high, as 85.3% of the counterparties are rated AAA and AA, 6.8% or equivalent short-term ratings (A1+ and A1), 6.6% are rated A, and 1.3% are rated BBB or below, compared to 85.9%, 6.4%, 6.3% and 1.4%, respectively, at December 31, 2023.

TABLE 11: CURRENT CREDIT EXPOSURE, NET OF COLLATERAL HELD, BY COUNTERPARTY RATING CATEGORY(1)

(Amounts expressed in millions of United States dollars)
	March 31, 2024

	Investments					Total Exposure on Investments and Swaps
Counterparty rating	Governments and Agencies	Banks	Corporates	ABS	Net Derivatives Exposure		% of Total

A1+	$1,160	$945	$-	$-	$-	$2,105	6.8

A1	-	-	-	-	-	-	-

AAA	9,443	1,169	-	-	-	10,612	34.3

AA	8,197	6,154	1,434	-	11	15,796	51.0

A	1,056	970	-	-	2	2,028	6.6

BBB	52	-	-	-	-	52	0.2

BB	347	-	-	-	-	347	1.1

B	-	-	-	-	-	-	-

CCC	-	-	-	-	-	-	-

CC and below(2)	-	-	-	4	-	4	-

Total	$20,255	$9,238	$1,434	$4	$13	$30,944	100.0

(1)

Letter ratings refer to the average ratings from major rating agencies and to the entire range in that rating category including numeric (i.e., 1-3), symbolic (i.e., +/-), or similar qualifications used by eligible rating agencies. The group A1+ refers to the highest short-term rating.

(2)	Includes assets not currently rated.

16	Management’s Discussion and Analysis

	December 31, 2023

	Investments					Total Exposure on Investments and Swaps
Counterparty rating	Governments and Agencies	Banks	Corporates	ABS and MBS	Net Derivatives Exposure		% of Total

A1+	$909	$1,031	$92	$-	$-	$2,032	6.4

A1	-	-	-	-	-	-	-

AAA	9,638	1,249	-	-	-	10,887	34.3

AA	7,799	7,066	1,478	-	5	16,348	51.6

A	1,161	838	-	-	-	1,999	6.3

BBB	121	-	-	-	-	121	0.4

BB	228	-	-	-	-	228	0.7

B	-	-	-	-	-	-	-

CCC	-	-	-	-	-	-	-

CC and below(2)	101	-	4	-	-	105	0.3

Total	$19,957	$10,184	$1,570	$4	$5	$31,720	100.0

(1)

Letter ratings refer to the average ratings from major rating agencies and to the entire range in that rating category including numeric (i.e., 1-3), symbolic (i.e., +/-), or similar qualifications used by eligible rating agencies. The group A1+ refers to the highest short-term rating.

(2)	Includes assets not currently rated.

SUBSEQUENT AND OTHER DEVELOPMENTS

Cybersecurity

In the recent years, the technologies landscape has changed drastically. Access to technologies, technical devices, a new hybrid work environment, a push for more agility and the emergence of disruptive technologies like cloud computing, metaverse or generative AI, have obliged IT departments to move from being a sup-port function that provides and maintains equipment, to a strategic enabler and a real business partner for the institution.

Technology is now instrumental for the performance of the organization. Organizations with high-performing IT departments and a sustainable Digital Transformation Program, have a competitive advantage over their peers and can ultimately provide better results and value for their customers.

In that context, where technologies and digital transformation are game changers, Management proposed a new IT Strategy 2022-2027 approved by the Board of Directors in 2022 that aims, via 5 focus areas, to create more impacts and results for the IDB and its clients. Increasing the digital fluency of the Bank for better usage of technologies but also better protection, more agility for more efficiency and results, becoming a data-driven institution, incubating new technologies like generative AI, or modernizing and securing our digital landscape.

In 2023, two topics have been getting more tractions and highlights to Management and the Board of Directors: (i) the emergence of chatGPT in November 2022 have accelerated the work already done on emerging technologies, AI, and generative AI. An institutional taskforce is in place, led by the Bank’s IT Department, and focus on safe and ethical usage of generative AI technologies, training and awareness, experimentation, and adoption of those technologies. This approach is allowing the Bank to keep a progressive and modern approach on the usage of advanced technologies, stay ahead but at the same time promote a safe and ethical usage; and (ii) In a particular volatile international context, the Bank continues to invest and leverage past investments in security, remote access, end-point protection, cloud technologies, and operational risks management. The IT Strategy reinforces the need for continuous investments in cybersecurity, with long-term work programs but also quick ad-hoc improvements especially around employee awareness and cyber protection, deployed along the year to improve the Bank’s security posture continuously and proactively.

Management’s Discussion and Analysis	17

In this environment, the Bank has experienced an increase in cybersecurity threats, like phishing attacks, that have been effectively mitigated as part of the Bank’s cybersecurity program. To protect the security of its computer systems, software, networks and other technology assets, the Bank through its Information Resources Security Policy and supporting standards program has adopted a multilayered approach to cybersecurity risk management to help detect malicious activities within the organization and from external sources. In managing emerging cyber threats, the Bank regularly reviews and adapts its technical and process-level controls and raises the level of user awareness to mitigate the risks. On a periodic basis, the Bank also assesses the maturity and effectiveness of its cybersecurity defenses and strives to incorporate industry standard risk mitigation techniques, including but not limited to, targeted testing, internal and external audits, incident response tabletop exercises, and mandatory training to staff. In February 2024, the Bank’s Information Security Management System was certified in ISO 27001:2013, demonstrating compliance with this international standard in information security.

Recommendations Capital Adequacy Framework (CAF)

The Bank is currently implementing the recommendations contained in the MDB CAF review sponsored by the G202. The CAF Review includes seventeen recommendations, grouped in five categories. The first category deals with risk appetite and financial policy framework; the second category addresses the value of callable capital; the third category calls for financial innovation to increase MDBs’ lending capacity; the fourth category pertains mainly to the interaction with credit rating agencies, and the fifth refers to governance and the use of loan performance data to maximize resource mobilization. Management and the Board of Executive Directors have discussed the status and the sequence that the Bank intends to follow to implement all recommendations.

As part of the efforts to implement such recommendations, the Bank issued the Callable Capital of the Inter-American Development Bank report, to provide greater clarity and transparency to the usage of callable capital, a portion of capital subscribed by the IDB shareholders but not paid unless certain conditions are met. The report includes legal aspects, finance and risk factors, and the process through which shareholders could respond to requests for callable capital. The report affirms that Callable capital at the IDB is legally valid and binding and could be activated by Executive Directors.

Funded Status of Pension and Postretirement Benefit Plans (Plans)

The volatility in the equity and credit markets, as well as changes in interest and inflation rates, affect the funded status of the Plans. As of March 31, 2024, the overall increase in the funded status of the Plans from 103% to 109%, was mainly related to a increases in assets values due to current market conditions, partially offset by increases in the Plans’ liabilities due to decreases in discount rates when compared to December 31, 2023. The Bank recognizes actuarial gains and losses on its Plans through comprehensive income at the end of each calendar year, when the Plans’ liabilities are remeasured, as required by U.S. GAAP. The Bank is in process of reviewing the Plan’s Long Term Funding Policy.

Management Changes

On February 20, 2024, Mr. Tomás Serebrisky was appointed as Sector Manager of the Infrastructure and Energy Sector, effective March 1, 2024.

On March 8, 2024, Ms. Diana Rodriguez Franco was appointed as Special Advisor on Gender and Diversity, effective April 1, 2024.

On April 2, 2024, Ms. Marialisa Motta was appointed as Director of the Office of Evaluation and Oversight, effective May 16, 2024.

2)	Boosting MDBs’ investing capacity (2022). “An Independent Review of Multilateral Development Banks’ Capital Adequacy Frameworks.”

18	Condensed Quarterly Financial Statements

Condensed Quarterly Financial Statements

(Unaudited)

Condensed Quarterly Financial Statements	19

ORDINARY CAPITAL

INTER-AMERICAN DEVELOPMENT BANK

CONDENSED BALANCE SHEET

(Expressed in millions of United States dollars)

	March 31, 2024		December 31, 2023
	(Unaudited)		(Unaudited)

ASSETS

Cash and investments

Cash - Note K	$1,081		$996

Investments - Trading (including securities transferred under repurchase agreements of $98 million; 2023 - none) - Notes C, J and K	30,931	$32,012	31,715	$32,711

Developmental assets

Loans outstanding - Notes D, F and K	115,143		116,167

Allowance for credit losses	(762)		(801)

Deferred loan origination fees and costs, net	72	114,453	72	115,438

Debt securities - Note E

Measured at fair value - Note G	103		104

Measured at amortized cost	732		732

Allowance for credit losses	(32)	803	(26)	810

Derivative assets, net - Notes I, J, K and L		145		149

Accrued interest and other charges

On loans	1,533		1,395

On others	6	1,539	12	1,407

Assets under retirement benefit plans - Note P		250		219

Other assets		1,667		1,285

Total assets		$150,869		$152,019

LIABILITIES AND EQUITY

Liabilities

Borrowings - Notes G, I, J, K and L

Short-term	$1,123		$2,195

Securities sold under repurchase agreements and payable for cash collateral received - Notes H and L	99		-

Medium- and long-term:

Measured at fair value	81,394		81,082

Measured at amortized cost	24,033	$106,649	25,023	$108,300

Derivative liabilities, net - Notes I, J, K and L		3,214		3,346

Payable for investment securities purchased		779		178

Due to IDB Grant Facility - Note M		271		141

Accrued interest on borrowings at amortized cost		186		220

Undisbursed special programs		201		214

Other liabilities - Note D		794		774

Total liabilities		112,094		113,173

Equity

Capital stock - Note N

Subscribed (14,170,108 shares)	170,940		170,940

Less callable portion	(164,901)		(164,901)

Additional paid-in capital	5,815		5,815

	11,854		11,854

Receivable from members - Note O	(819)		(813)

Retained earnings	26,641		26,577

Accumulated other comprehensive income	1,099	38,775	1,228	38,846

Total liabilities and equity		$150,869		$152,019

The accompanying notes are an integral part of these condensed quarterly financial statements.

20	Condensed Quarterly Financial Statements

ORDINARY CAPITAL

INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF INCOME AND RETAINED EARNINGS

(Expressed in millions of United States dollars)

	Three months ended March 31,

	2024	2023
	(Unaudited)

Income

Loans, after swaps - Notes D and I	$1,698	$1,479

Investments - Notes C and I

Interest	478	401

Net gains	26	23

Other interest loss - Notes I and L	(67)	(34)

Other	23	25

Total income	2,158	1,894

Expenses

Borrowing expenses, after swaps - Note G, I and J	1,609	1,339

Credit for developmental assets credit losses - Note F	(18)	-

Administrative expenses	200	186

Special programs	12	9

Total expenses	1,803	1,534

Operating income	355	360

Net fair value adjustments on non-trading portfolios and foreign currency transactions - Notes G, I and L	(31)	(371)

Other components of net pension benefit costs - Note P	42	53

Board of Governors approved transfers - Note M	(159)	(140)

Net income (loss)	207	(98)

Retained earnings, beginning of period	26,577	25,470

Distributions on behalf of shareholders - Note T	(143)	(72)

Retained earnings, end of period	$26,641	$25,300

CONDENSED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(Expressed in millions of United States dollars)

	Three months ended March 31,

	2024	2023
	(Unaudited)

Net income (loss)	$207	$(98)

Other comprehensive income (loss)

Reclassification to income - amortization of net actuarial losses and prior service credit on retirement benefits plans - Note P	(5)	(14)

Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk	(124)	(108)

Total other comprehensive loss	(129)	(122)

Comprehensive income (loss)	$78	$(220)

The accompanying notes are an integral part of these condensed quarterly financial statements.

Condensed Quarterly Financial Statements	21

ORDINARY CAPITAL

INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF CASH FLOWS

(Expressed in millions of United States dollars)

	Three months ended March 31,

	2024	2023

Cash flows from developmental and investing activities	(Unaudited)

Developmental activities:

Loan disbursements	$(980)	$(955)

Loan collections	1,465	1,412

Purchase of debt securities	-	(50)

Collection of debt securities	6	1

Net cash provided by developmental activities	491	408

Purchase of property, net	(13)	(11)

Miscellaneous assets and liabilities, net	(11)	(38)

Net cash provided by developmental and investing activities	467	359

Cash flows from financing activities

Medium- and long-term borrowings:

Proceeds from issuance	8,316	4,534

Repayments	(7,906)	(5,489)

Short-term borrowings

Proceeds from issuance	4,004	5,384

Repayments	(5,003)	(4,997)

Cash collateral returned	(11)	(66)

Distributions paid on behalf of shareholders	(143)	(5)

Net cash used in financing activities	(743)	(639)

Cash flows from operating activities

Gross purchases of trading investments	(12,107)	(10,089)

Gross proceeds from sale or maturity of trading investments	12,907	9,942

Loan income collections, after swaps	1,534	1,176

Interest and other costs of borrowings, after swaps	(2,021)	(1,290)

Income from investments	432	287

Other interest expense	(154)	(24)

Other income	31	26

Administrative expenses	(197)	(192)

Transfers to the IDB Grant Facility	(22)	(22)

Special programs	(24)	(24)

Net cash provided by (used in) operating activities	379	(210)

Effect of exchange rate fluctuations on Cash	(18)	1

Net increase (decrease) in Cash	85	(490)

Cash, beginning of period	996	1,205

Cash, end of period	$1,081	$715

The accompanying notes are an integral part of these condensed quarterly financial statements.

22	Condensed Quarterly Financial Statements

ORDINARY CAPITAL

INTER-AMERICAN DEVELOPMENT BANK

NOTES TO THE CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (the Bank) are conducted through the Ordinary Capital, and the IDB Grant Facility (GRF). Unless otherwise indicated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Ordinary Capital. The Condensed Quarterly Financial Statements should be read in conjunction with the December 31, 2023 financial statements and notes therein included in the Bank’s Information Statement dated February 21, 2024. Management believes that the Condensed Quarterly Financial Statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital’s financial position and results of operations in accordance with U.S. generally accepted accounting principles (GAAP). The results of operations for the first three months of the current year are not necessarily indicative of the results that may be expected for the full year.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with GAAP. The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been made in the valuation of certain financial instruments carried at fair value, the determination of the adequacy of the allowances for credit losses on developmental assets, and the determination of the benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, and the net periodic benefit cost associated with these plans. Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.

Accounting developments

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures. The ASU enhances segment reporting by requiring additional disclosures such as significant segment expenses, other segment items, and the title and position of the entity’s chief operating decision maker among others. For the Bank, the ASU is effective for the reporting period ending December 31, 2024. The Bank is currently in the process of assessing the impact of this standard on its financial statements.

NOTE C – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in sovereign and sub-sovereign governments, agencies, supranationals, bank and corporate entities, including asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

The Bank invests in obligations: (i) issued or unconditionally guaranteed by sovereign governments of the member country whose currency is being invested, or other sovereign obligations with a minimum credit quality equivalent to AA-; (ii) issued or unconditionally guaranteed by sub-sovereign governments and agencies, including asset-backed and mortgage-backed securities, with a minimum credit quality equivalent to AA-; and (iii) issued by supranational organizations with a credit quality equivalent to a AAA rating. In addition, the Bank invests in senior bank obligations with a minimum credit quality equivalent to A, and in corporate entities with a minimum credit quality equivalent to a AA-rating (private asset-

Condensed Quarterly Financial Statements	23

backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, if they carry equivalent short-term credit ratings.

Net unrealized gains (losses) on trading portfolio instruments held at March 31, 2024 of $4 million (2023 – $(16) million) were included in Income from Investments – Net gains (losses).

A summary of the trading portfolio instruments at March 31, 2024 and December 31, 2023 is shown in Note J – Fair Value Measurements.

NOTE D – DEVELOPMENTAL ASSETS – LOANS AND GUARANTEES

Loans

The Flexible Financing Facility (FFF), effective January 1, 2012, is currently the only financial product platform for approval of all sovereign-guaranteed (SG) loans. With FFF loans, borrowers can tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. The FFF platform allows borrowers to:

i.	manage currency, interest rate and other types of exposures;

ii.	address project changing needs by customizing loan repayment terms to better manage liquidity risks;

iii.	manage loans under legacy financial products;

iv.	execute hedges with the Bank at a loan portfolio level;

v.	manage risk exposures to commodity price volatility;

vi.

through the Principal Payment Option (PPO), defer principal payments for 2 years following an eligible natural disaster through a one-time option, by modifying the loan’s amortization schedule to provide financial relief;

vii.	originate, price, and approve loans denominated in Local Currency terms through local treasuries, and;

viii.	manage risk exposure to catastrophes.

In addition, the Bank offers FFF loans with embedded options to assist borrowers to manage their risk exposures to commodity price volatility; and manage loan cash flows in the event of certain types of natural disasters.

The FFF loans have maturities of up to 40 years, and have an interest rate primarily based on SOFR plus a funding margin, as well as the Bank’s lending spread. Borrowers also have an option to convert to fixed-base cost rate (plus funding margin), local currencies, and other major currencies.

The Bank also offers highly concessional loans to borrowing members, their agencies, or political sub-divisions, that meet certain criteria. Concessional lending is provided by the blending of loans at regular sovereign guarantee spread and loans at concessional spreads, both funded from the Bank’s resources.

Until December 31, 2022, non-sovereign guaranteed (NSG) loans were originated by the Inter-American Investment Corporation (IDB Invest) and co-financed by the Bank and IDB Invest. After December 31, 2022, the Bank no longer approves NSG loans and IDB Invest continues to manage and monitor the Bank’s legacy NSG loan portfolio.

Loans outstanding as of March 31, 2024 and December 31, 2023 were as follows (in milions):

Developmental Assets	March 31, 2024	December 31, 2023

Loans outstanding	$115,143	$116,167

Allowance for credit losses	(762)	(801)

Deferred loan origination fees and costs, net	72	72

Total	$114,453	$115,438

24	Condensed Quarterly Financial Statements

Guarantees

The Bank may make political risk and partial credit guarantees with a member country sovereign counter-guarantee. Until December 31, 2022, the Bank made guarantees without sovereign counter-guarantee.

Guarantees are regarded as outstanding when the Bank issues the guarantee and the borrower incurs the underlying financial obligation. Guarantees are considered called when a guaranteed party demands payment under the guarantee. The outstanding amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees.

Outstanding guarantees have remaining maturities ranging from 1 to 18 years. As of March 31, 2024 and December 31, 2023, guarantees of $983 million and $802 million, respectively, were outstanding and subject to call, and were classified as follows (in millions):

	March 31, 2024			December 31, 2023

	NSG(1)	SG(2)	Total	NSG(1)	SG(2)	Total

a+ to a-	$8	$-	$8	$14	$-	$14

bbb+ to bbb-	-	60	60	-	60	60

bb+ to bb-	48	-	48	49	-	49

b+ to b-	15	852	867	15	664	679

ccc+ to cc	-	-	-	-	-	-

Total	$71	$912	$983	$78	$724	$802

(1)	NSG guarantees’ ratings are represented by the Bank’s internal credit risk classification, which maps to S&P’s rating scale.
(2)	SG guarantees’ rating is assigned to each borrower country by S&P.

As of March 31, 2024, the current carrying amount of the liability for the guarantee obligations totaled $74 million (December 31, 2023- $62 million) and is reported under Other liabilities in the Condensed Balance Sheet.

Exposure Exchange Agreements with Multilateral Development Institutions (MDIs)

The Bank reduced its sovereign-guaranteed loan portfolio concentration by entering into a Master Exposure Exchange Agreement (EEA) jointly with other MDIs and executing bilateral transactions under such framework. Conceptually, the EEA reduces portfolio concentration by simultaneously exchanging coverage for potential nonaccrual events (i.e., interest and principal non-payment) between MDIs for exposures from borrowing countries in which an MDI is concentrated, to countries in which an MDI has no, or low, exposure.

Under an EEA, there is no direct exchange of loan assets and all aspects of the client relationship remain with the originating MDI. However, one MDI assumes the credit risk on a specified EEA amount for a set of borrowing countries (the EEA seller of protection, or EEA Seller) in exchange for passing on the credit risk in the same amount on a set of different borrowing countries to another MDI (the EEA buyer of protection, or EEA Buyer). If a nonaccrual event occurs for one of the countries that is part of the EEA transactions, the EEA Seller compensates the EEA Buyer at an agreed upon rate. The EEA allows for exchanges of a minimum of 10 years and a maximum of 30 years maturity, and each participating MDI is required to retain a minimum of 50% of the total exposure to each country that is part of the EEA. In the event of no nonaccrual events occurring during the life of the EEA, the EEA expires at the end of the agreed upon period.

Condensed Quarterly Financial Statements	25

The Bank has entered into an EEA and executed bilateral EEA transactions with other MDIs as follows (in millions) as of March 31, 2024:

EEAs with MDIs

	Amount

Effective Date	EEA Seller	EEA Buyer	Final Maturity Date

December 2015	$4,901	$4,901	December 2030

December 2020	1,000	1,000	December 2035

December 2022	1,500	1,500	December 2037

March 2024	500	650	March 2039

Total	$7,901	$8,051

In accordance with EEA, these transactions remain within 10% of the Bank’s SG outstanding loan balance, and the individual country exposures exchanged do not exceed the Bank’s 10th largest SG exposure.

Each EEA transaction was accounted for as an exchange of two separate financial guarantees (given and received). As of March 31, 2024 and December 31, 2023, the Bank is the EEA Buyer (receives a financial guarantee from other MDIs) and the EEA Seller (provides a financial guarantee to other MDIs) for the following countries and exposure amounts (in millions):

EEA Seller

	As of March 31, 2024		As of December 31, 2023

Country	Amount	S&P Rating	Amount	S&P Rating

Angola	$85	B-	$85	B-

Armenia	118	BB-	118	BB-

Bangladesh	799	BB-	673	BB-

Bosnia & Herzegovina	99	B+	99	B+

Egypt	830	B-	720	B-

Georgia	97	BB	97	BB

India	525	BBB-	525	BBB-

Indonesia	885	BBB	885	BBB

Jordan	144	B+	144	B+

Macedonia	130	BB-	130	BB-

Montenegro	116	B	116	B

Morocco	1,046	BB+	990	BB+

Nigeria	95	B-	95	B-

Pakistan	1,067	CCC+	977	CCC+

Serbia	195	BB+	195	BB+

Sri Lanka	48	SD	48	SD

Oman	21	BB+	-	-

Tanzania	21	B-	-	-

Tunisia	990	B-	990	B-

Turkey	311	B	311	B

Uzbekistan	76	BB-	-	-

Vietnam	203	BB+	203	BB+

Total	$7,901		$7,401

EEA Buyer

	As of March 31, 2024		As of December 31, 2023

Country	Amount	S&P Rating	Amount	S&P Rating

Argentina	$903	CCC	$903	CCC-

Bolivia	181	CCC+	92	CCC+

Brazil	2,005	BB	1,795	BB

Chile	66	A	66	A

Colombia	923	BB+	897	BB+

Costa Rica	43	BB-	43	BB-

Dominican Republic	480	BB	460	BB

Ecuador	1,516	B-	1,306	B-

El Salvador	225	B-	225	B-

Mexico	1,281	BBB	1,207	BBB

Panama	228	BBB	207	BBB

Trinidad and Tobago	200	BBB-	200	BBB-

Total	$8,051		$7,401

26	Condensed Quarterly Financial Statements

The trigger event for requiring the EEA Seller to make interest payments to the EEA Buyer is defined as a payment delay of 180 days (i.e., a nonaccrual event) for one or more of the countries for which exposure is included in the EEA. The trigger event for requiring the EEA Seller to make principal payments to the EEA Buyer is defined as the time at which the EEA Buyer writes off part, or all, of the sovereign-guaranteed loans to a country covered under the EEA. Any principal payment made reduces the EEA amount and the coverage of the EEA for the country for which the write-off occurs.

Following the trigger event, the EEA Seller pays compensation to the EEA Buyer for part of the unpaid interest, based on the EEA amount for the country in nonaccrual at the interest rate set for the EEA transaction, currently set at USD six-month SOFR plus 1.25%. Interest payments are to be made on a semi-annual basis and cannot exceed contractual payments related to the loans that are past due.

The EEA Seller relies on the EEA Buyer to recover outstanding amounts owed from the borrowing country in nonaccrual status. Recoveries of amounts received by the EEA Buyer are to be shared between Buyer and Seller on a pari-passu basis. By the end of the nonaccrual event, the EEA Seller receives back all amounts paid to the EEA Buyer if there have been no write-offs.

As of March 31, 2024 and December 31, 2023, there were no nonaccrual events under the guarantees given or received. The carrying amount under the guarantees given or received amounted to $507 million as of March 31, 2024 (December 31, 2023 - $483 million) and are recorded in Other liabilities and Other assets in the Condensed Balance Sheet.

NOTE E – DEVELOPMENTAL ASSETS – DEBT SECURITIES

The Bank invests in debt securities to further its developmental objectives. In general, debt securities related to development investments are classified as held-to-maturity given the Bank has the intent and ability to hold these securities to maturity. For debt securities where the Bank does not have the intent to hold the securities to maturity, the Bank elects the fair value option. After December 31, 2022, the Bank no longer co-finances with IDB Invest.

Debt securities classified as held to maturity were $700 million and $706 million as of March 31, 2024 and December 31, 2023, respectively. The net carrying amount was summarized below (in millions):

	March 31, 2024	December 31, 2023

Securities measured at amortized cost	$732	$732

Allowance for credit losses	(32)	(26)

Net carrying amount	$700	$706

Condensed Quarterly Financial Statements	27

The net carrying amount, fair value, and maturity for the debt securities classified as held to maturity were presented as follows (in millions):

	March 31, 2024

Segments	Net carrying amount	Fair value (1)	Maturity (in years)

Corporates	$11	$11	1 year to 5 years

Financial Institutions	151	152	Within 1 year

	341	340	1 year to 5 years

	48	50	6 years to 10 years

	540	542

Project Finance	149	149	Over 16 years

Total	$700	$702

(1)	Includes $6 million of accrued interest and $36 million of unrecognized holding losses.

	December 31, 2023

Segments	Net carrying amount	Fair value (1)	Maturity (in years)

Corporates	$11	$11	1 year to 5 years

Financial Institutions	130	132	Within 1 year

	360	363	1 year to 5 years

	48	65	6 years to 10 years

	538	560

Project Finance	157	157	Over 16 years

Total	$706	$728

(1)	Includes $12 million of accrued interest and $16 million of unrecognized holding losses.

The fair value and net carrying amount of the debt securities in the Project Finance segment elected under the fair value option was $103 million, as of March 31, 2024 (December 31, 2023 – $104 million for fair value and net carrying amount), and matures after 11 years through 15 years (2023 – after 11 years through 15 years).

NOTE F – CREDIT RISK FROM DEVELOPMENTAL ASSETS AND RELATED OFF-BALANCE-SHEET EXPOSURES

The credit risk in the developmental assets portfolio is the risk that the Bank may not receive repayment of principal and/or interest on these assets according to the contractual terms. It is determined by the credit quality of, and exposure to, each borrower and directly related to the Bank’s core business. The Bank has multiple measures in place to manage this credit risk, including an overall lending and investing limitation, a comprehensive capital adequacy framework (designed to ensure that the Bank always holds sufficient equity at all times given the quality and concentration of its portfolio), a policy for the treatment of non-performing instruments, and a policy for the maintenance of a credit loss allowance.

The Bank manages two principal sources of credit risk from its development financing activities: SG (loans and guarantees) and NSG instruments (loans, guarantees and debt securities). As of March 31, 2024 and December 31, 2023, approximately 96% of the outstanding developmental assets are sovereign-guaranteed. The Bank develops and maintains separate methodologies for the allowance for credit losses on SG and NSG exposures due to the distinct sources of credit risk.

28	Condensed Quarterly Financial Statements

For both the SG and NSG performing portfolio (i.e., developmental assets that are not in nonaccrual status), the allowance and liability for expected credit losses (for off-balance-sheet credit exposures) is mainly a function of the estimated exposure at default (EAD), probability of default (PD), and loss given default (LGD). To augment the quantitative process of estimating expected credit losses, qualitative adjustments are applied as necessary based on Management judgment. These qualitative adjustments may arise from information lags implicit in the quantitative loss model, data limitations, significant changes in portfolio composition or lending operations, and uncertainties associated with economic and business conditions.

The EAD of the Bank’s developmental assets represents the unpaid principal or outstanding balance, which approximates the amortized cost of these assets as: (i) the Bank originates all its loans and debt securities at the face amount due at maturity without any premiums or discounts; (ii) the net loan origination fees and costs are not deemed material; and (iii) the foreign exchange adjustments on non-USD denominated assets are already reflected in the outstanding balance through the existing revaluation process at each reporting date.

The Bank does not expect recurring material prepayments in its SG portfolio, therefore, does not incorporate prepayment estimates in the EAD.

For the NSG portfolio, expected credit losses are estimated over the contractual term adjusted for expected prepayments based on historical data. The contractual term excludes expected extensions, renewals, and modifications unless the extension or renewal options are included in the original or modified contract at the reporting date and are solely at the option of the borrower and outside the control of the Bank.

For off-balance-sheet credit exposures, EAD is estimated based on projected disbursements for unfunded loan commitments considering historical experience and projected repayments in accordance with contractual amortization schedules.

The Russian war on Ukraine, the Israel-Hamas war, and high and persistent inflation in the region are additional sources of concern due to their downstream effects on the social and economic development of IDB’s borrowing member countries. Accordingly, the Bank considers all available information when calculating the allowance for credit losses.

CREDIT QUALITY BY PORTFOLIO

Sovereign-guaranteed Loans

When the Bank lends to public sector borrowers, it requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country’s inability or unwillingness to service its obligations to the Bank. Therefore, the Bank monitors and assesses its credit risk in the sovereign-guaranteed portfolio by sovereign borrower. The Bank expects that each of its sovereign-guaranteed loans will be repaid, consistent with its historical experience. As a policy, the Bank does not reschedule SG loans and has not written off any SG loans. The Bank monitors the credit quality, nature, and extent of its SG exposure to credit risk by country, and considers loans made to the same sovereign borrower share common risk characteristics.

As a multilateral development financing institution, the Bank receives certain preferential treatments, including priority for repayment, as compared with commercial lenders in the event of a sovereign borrower experiencing financial stress. This preferred creditor status is reflected in the Bank’s allowance for credit losses estimation through the PD and the LGD estimates.

PD represents the probability of default over the credit exposures’ contractual period and is based on the long-term foreign currency credit rating assigned to each borrower country by Standard & Poor’s (S&P), adjusted by the probabilities of default to the Bank. These adjustments are estimated considering past sovereign default events, current conditions and reasonable and supportable (R&S) forecasted economic

Condensed Quarterly Financial Statements	29

data, which may affect a country’s ability to service its obligations to the Bank. Macroeconomic factors considered in a three-year R&S forecast period of the estimate include the borrower’s gross domestic product (GDP) growth, current account balance as a percentage of GDP, and changes in reserves. For periods beyond which the Bank can make R&S forecasts of expected credit losses, the Bank reverts to historical loss information on a straight-line basis over a two-year period.

In addition to the probability of default, the Bank also has a different loss experience compared with commercial lenders in a sovereign default event as evidenced in the level of loss from its historical nonaccrual events. All its past sovereign default events were resolved with the Bank receiving payments from the borrower covering the full amount of all contractual principal and interest. Therefore, any historical loss associated with these events is limited to interest on interest, as the Bank does not charge interest on overdue interest payments during the arrears period. The Bank maintains this expectation to collect in full all contractually due principal and interest amounts in any on-going and future potential sovereign defaults. As a result, LGD represents the estimated loss from the expected delay in debt service payments.

SG loans in nonaccrual status exhibit credit deterioration and do not share the risk characteristics with other performing loans in the portfolio. These loans are individually assessed at the borrower level. The allowance for these loans is calculated based on a discounted cash flow method. This method estimates the allowance for credit loss as the difference between the amortized cost of the loan and the present value of the cash flows expected to be collected, discounted at the loan’s contractual effective interest rate. Expected cash flows are developed with assumptions that reflect Management’s best estimates given the specific facts and circumstances of the individual nonaccrual event.

The credit quality of the SG loan portfolio for purposes of estimating the allowance for credit losses is based on the long-term foreign currency credit rating assigned to each borrower country by S&P. The

30	Condensed Quarterly Financial Statements

credit quality of the SG loan portfolio by year of origination as of March 31, 2024 and December 31, 2023 was as follows (in millions):

	Credit	Year of origination(1)						March 31,	December 31,

Country	Rating	2024	2023	2022	2021	2020	Prior	2024	2023

Argentina	CCC	$-	$816	$1,593	$502	$1,758	$11,485	$16,154	$16,411

Bahamas	B+	-	160	-	165	245	321	891	893

Barbados	B-	100	200	-	130	218	258	906	805

Belize	B-	-	3	1	13	21	116	154	150

Bolivia	CCC+	-	266	30	-	450	3,541	4,287	4,302

Brazil	BB	-	868	70	316	1,960	12,039	15,253	15,494

Chile	A	-	-	625	638	372	984	2,619	2,656

Colombia	BB+	-	1,065	501	1,198	1,385	7,865	12,014	12,140

Costa Rica	BB-	-	-	-	506	293	1,704	2,503	2,511

Dominican Republic	BB	-	-	41	338	482	3,246	4,107	4,150

Ecuador	B-	-	556	650	1,000	730	4,887	7,823	7,856

El Salvador	B-	-	20	82	259	300	1,669	2,330	2,318

Guatemala	BB	-	-	-	-	343	1,464	1,807	1,850

Guyana	B-	-	47	130	61	22	571	831	835

Haiti	B-	-	-	-	-	-	-	-	-

Honduras	BB-	-	2	195	165	256	2,455	3,073	3,081

Jamaica	BB-	-	-	100	75	111	1,284	1,570	1,594

Mexico	BBB	-	1,200	510	700	604	11,619	14,633	14,619

Nicaragua	B	-	-	10	-	77	2,196	2,283	2,295

Panama	BBB	-	201	152	467	670	2,754	4,244	4,339

Paraguay	BB+	-	-	574	62	384	2,190	3,210	3,240

Peru	BBB	-	316	6	1,501	116	1,584	3,523	3,474

Suriname	CCC+	-	150	216	-	16	432	814	815

Trinidad and Tobago	BBB-	-	16	-	19	117	529	681	694

Uruguay	BBB+	-	525	36	499	348	2,414	3,822	3,910

Venezuela(2)	SD	-	-	-	-	-	2,011	2,011	2,011
Total		$100	$6,411	$5,522	$8,614	$11,278	$79,618	$111,543	$112,443

(1)	Amounts exclude accrued interest.
(2)	The loans to Venezuela have been placed in nonaccrual status since May 2018.

The country credit ratings presented above are as of March 31, 2024.

There were no gross write-offs for SG loans for the origination periods presented above during the quarter ended March 31, 2024.

Non-sovereign-guaranteed Loans

The Bank does not benefit from sovereign guarantees when lending to NSG borrowers. Risk and expected performance for these loans are evaluated by scoring the individual risk factors separately for the borrower and the transaction through credit risk scorecards developed based on S&P models.

The Bank’s NSG portfolio is comprised of three main lending segments for the evaluation of credit risk: (i) corporate loans, (ii) loans to financial institutions, and (iii) project finance loans.

The major credit risk factors considered in the rating scorecards for corporate loans are country and industry risks, business and market risks, an assessment of the borrower’s management, and a qualitative and quantitative assessment of financial risks. Extraordinary support from shareholders or from the government may be considered if applicable.

The major credit risk evaluation for loans to financial institutions considers country and industry risks, which act as an anchor for the risk assessment. These risks include regulatory, competition, government support and macro-economic factors. Additionally, the rating scorecard assesses institution-specific factors such as capital adequacy, funding and liquidity, earnings, business position, quality of management, and potential government or shareholder support.

Condensed Quarterly Financial Statements	31

The major factors considered in the scorecards for a project finance loan are mainly grouped into the following categories: political risks, commercial or project risks, and financial risks. Political risks can be defined as the risks to a project’s financing emanating from governmental sources, either from a legal or regulatory perspective. Commercial or project risks are the operational risks associated with construction or completion of a project and its economic or financial viability. Financial risks consider the project’s exposures to cash flow generation, interest rate, foreign currency volatility and inflation.

The sovereign rating may also act as a ceiling of the final borrower rating at certain rating levels, in view of the close link between the country’s creditworthiness and that of the country’s institutions.

For the NSG portfolio, the expected credit losses methodology takes into consideration current market conditions, macroeconomic forecasts, and their corresponding impact to the allowance on credit losses in the term structure PDs and LGDs. To determine the Point in Time (PIT) term structure of PDs, the Bank uses Moody’s Impairment Studio models to convert borrower risk ratings to PIT PDs that vary by industry, country, and the state of the credit cycle. For LGD, the Bank employs a decision-tree scorecard model developed by S&P to capture exposure specific information such as seniority, collateral, industry, guarantees and jurisdiction at the facility-level that may not be shared across different exposures of the same borrower. The macroeconomic forecasts in the model include various scenarios. The macroeconomic variables considered in these scenarios depend on the country of the exposure and generally include the gross domestic product, equity indices, and oil prices. Management currently considers the R&S period to be three years. For each scenario, a lifetime loss rate for each loan is calculated by the appropriate PD and LGD for every quarter for the remaining life of the asset. The results are then multiplied against the EAD. If multiple scenarios are considered, then results are weighted based on Management’s judgment. After the R&S period, the model reverts to historical PDs for similarly rated credits and long-term LGDs from S&P on a straight-line basis over a two-year period.

For developmental assets that do not share common risk characteristics with the rest of the portfolio, including assets in nonaccrual status, the determination of the allowance for credit losses is individually assessed and reflects Management’s best judgment of the creditworthiness of the borrower and is established based upon the periodic review of the loans. This estimate considers all available evidence including, as appropriate, the present value of the expected future cash flows discounted at the asset’s contractual effective rate, the fair value of collateral less disposal costs, and other market data.

Partial or full write-offs of NSG developmental assets are recorded when a loss has been realized through either a legal agreement or final bankruptcy settlement, or when the Bank has determined with a reasonable degree of certainty that the relevant amount will not be collected by reducing the developmental asset balance and related allowance for credit losses. Such reductions in the allowance are partially offset by recoveries, if any, associated with previously written off developmental assets.

32	Condensed Quarterly Financial Statements

The credit quality of the NSG loan portfolio by year of origination, including loans to other development institutions, as represented by the internal credit risk classification as of March 31, 2024 and December 31, 2023, was as follows (in millions):

	Year of origination(2)								March 31,	December 31,

Internal Credit Risk Classification(1)	2024(3)	2023(3)	2022	2021	2020	Prior	Revolving loans	Revolving loans converted to term loans	2024	2023

Corporates

aa+ to aa-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-

a+ to a-	-	-	-	-	-	81	-	-	81	81

bbb+ to bbb-	-	-	50	-	36	-	-	-	86	87

bb+ to bb-	-	199	115	98	281	98	-	-	791	834

b+ to b-	1	15	-	-	109	157	-	-	282	304

ccc+ to d	-	-	-	-	-	129	-	-	129	134

Subtotal	1	214	165	98	426	465	-	-	1,369	1,440

Financial

Institutions

aa+ to aa-	-	-	-	-	30	205	-	-	235	350

a+ to a-	-	-	38	-	-	92	-	-	130	20

bbb+ to bbb-	-	-	-	-	-	83	-	-	83	85

bb+ to bb-	-	15	77	126	13	87	-	-	318	325

b+ to b-	1	3	9	-	24	73	2	-	112	110

ccc+ to d	-	-	-	-	21	7	-	-	28	28

Subtotal	1	18	124	126	88	547	2	-	906	918

Project

Finance

aa+ to aa-	-	-	-	-	-	-	-	-	-	-

a+ to a-	-	-	-	-	-	-	-	-	-	-

bbb+ to bbb-	-	-	-	-	9	19	-	-	28	72

bb+ to bb-	-	-	33	34	-	464	-	-	531	516

b+ to b-	-	6	185	58	48	252	-	-	549	485

ccc+ to d	-	-	-	-	91	126	-	-	217	293

Subtotal	-	6	218	92	148	861	-	-	1,325	1,366

Total	$2	$238	$507	$316	$662	$1,873	$2	$-	$3,600	$3,724

(1)

NSG portfolio ratings are represented by the Bank’s internal credit risk classification which maps to S&P’s rating scale on a one to one basis, and is aligned with the likelihood of loss represented by the corresponding S&P ratings.

(2)	Amounts exclude accrued interest.
(3)	Represents loans that were approved before December 31, 2022, and signed in 2024 or 2023.

For the quarter ended March 31, 2024, the Bank wrote off NSG loans that were originated in 2010, amounting to $15 million.

Debt Securities

The Bank monitors the credit quality of its investment in debt securities from corporates, financial institutions, and project finance, utilizing the same methodology as it does for its NSG loans. Expected credit losses for debt securities are also estimated as a function of the EAD, PD and LGD using the internal credit risk classification system.

Condensed Quarterly Financial Statements	33

The credit quality of the developmental assets, held to maturity debt securities reported at amortized cost by year of origination, as represented by the internal credit risk classification as of March 31, 2024 and December 31, 2023, was as follows (in millions):

	Year of origination(2)						March 31,	December 31,

Internal Credit Risk Classification(1)	2024	2023(3)	2022	2021	2020	Prior	2024	2023

Corporates

aa+ to aa-	$-	$-	$-	$-	$-	$-	$-	$-

a+ to a-	-	-	-	-	-	-	-	-

bbb+ to bbb-	-	-	-	-	-	-	-	-

bb+ to bb-	-	-	-	11	-	-	11	11

b+ to b-	-	-	-	-	-	-	-	-

ccc+ to d	-	-	-	-	-	-	-	-

Subtotal	-	-	-	11	-	-	11	11

Financial

Institutions

aa+ to aa-	-	-	-	-	-	-	-	-

a+ to a-	-	-	-	-	-	-	-	-

bbb+ to bbb-	-	-	-	-	-	-	-	-

bb+ to bb-	-	50	89	20	243	85	487	490

b+ to b-	-	25	-	28	2	8	63	63

ccc+ to d	-	-	-	-	-	-	-	-

Subtotal	-	75	89	48	245	93	550	553

Project

Finance

aa+ to aa-	-	-	-	-	-	-	-	-

a+ to a-	-	-	-	-	-	-	-	-

bbb+ to bbb-	-	-	-	-	-	-	-	-

bb+ to bb-	-	-	171	-	-	-	171	168

b+ to b-	-	-	-	-	-	-	-	-

ccc+ to d	-	-	-	-	-	-	-	-

Subtotal	-	-	171	-	-	-	171	168

Total	$-	$75	$260	$59	$245	$93	$732	$732

(1)

The ratings are represented by the Bank’s internal credit risk classification which maps to S&P’s rating scale on a one to one basis, and is aligned with the likelihood of loss represented by the corresponding S&P ratings.

(2)	Amounts exclude accrued interest.
(3)	Represents loans that were approved before December 31, 2022, and signed in 2023.

The internal credit risk classifications for NSG loan portfolio and debt securities are as of March 31, 2024.

There were no gross write-offs for debt securities for the origination periods presented above during the quarter ended March 31, 2024.

PAST DUE, NONACCRUAL AND INDIVIDUALLY ASSESSED LOANS

Interest on loans is recognized on the accrual basis. The Bank considers a loan to be past due when the scheduled principal or interest payments have not been received on the date they are contractually due. It is the policy of the Bank to place on nonaccrual status all loans made to, or guaranteed by, a member of the Bank if principal, interest or other charges with respect to any such loans are overdue by more than 180 days, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future. On the date a member’s loans are placed on nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent and in the period that payments have actually been received by the Bank. On the date a member pays in full all overdue amounts, the member’s loans emerge from nonaccrual status, its eligibility for new loans is restored and all overdue charges (including those from prior years) are recognized as income from loans in the current period.

34	Condensed Quarterly Financial Statements

For NSG loans, it is the policy of the Bank to place on nonaccrual status loans made to a borrower when principal, interest or other charges are past due by more than 90 days, or earlier when Management has doubts about their future collectability. Any uncollected interest accrued on loan placed in nonaccrual status is reversed out of income. Interest income is recorded thereafter on a cash basis until loan service is current and Management’s doubts about future collectability cease to exist. If the collectability risk is considered to be particularly high at the time of arrears clearance, the borrower’s loans may not emerge from nonaccrual status.

Sovereign-guaranteed Loans

As of March 31, 2024, sovereign-guaranteed loans made to or guaranteed by Venezuela have been in arrears for over 180 days, for an aggregate amount of principal payments in arrears of $1,048 million. The entire outstanding loan balance made to or guaranteed by Venezuela of $2,011 million (unchanged since 2018) has been placed in nonaccrual status since May 2018. An individual assessment was performed to estimate expected credit losses for this exposure.

As a result of the assessment, an allowance for individually assessed loans of $469 million is included in the allowance for credit losses as of March 31, 2024 (December 31, 2023- $434 million). This represents the estimated loss from the expected delay in debt service payments over an estimated length of nonaccrual period. The Bank expects to collect all amounts due, including interest accrued at the contractual interest rate for the period of delay, when the balances in arrears are restored to accrual basis.

The assessment and estimation of expected credit losses is inherently judgmental and reflects Management’s best estimate based upon the information currently available. Since the situation in Venezuela continues to evolve, Management will monitor its credit exposure periodically and reassess significant assumptions, such as the length of the nonaccrual period, accordingly. A summary of financial information related to nonaccrual loans to Venezuela affecting the results of operations for the three months ended March 31, 2024 and 2023 was as follows (in millions):

	Three months ended March 31,

	2024	2023

Loans in nonaccrual status as of the beginning of the period	$2,011	$2,011

Loans in nonaccrual status as of the end of the period	2,011	2,011

Interest income recognized on cash basis for loans in nonaccrual status	-	-

Loans past due for more than 90 days not in nonaccrual status (1)	-	-

(1)

The Bank’s policy is to place sovereign-guaranteed loans in nonaccrual status if principal, interest, or other charges with respect to any such loan are overdue by more than 180 days, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future.

There were no other sovereign-guaranteed loans over 180 days or more past due or in nonaccrual status as of March 31, 2024 and 2023.

Condensed Quarterly Financial Statements	35

The aging analysis of loans in the SG portfolio as of March 31, 2024 was as follows (in millions):

	Not greater than 90 days	91 - 180 days	Greater than 180 days	Total past due	Current		Total

Argentina	$-	$-	$-	$-	$16,154		$16,154

Bahamas	-	-	-	-	891		891

Barbados	-	-	-	-	906		906

Belize	-	-	-	-	154		154

Bolivia	-	-	-	-	4,287		4,287

Brazil	-	-	-	-	15,253		15,253

Chile	-	-	-	-	2,619		2,619

Colombia	-	-	-	-	12,014		12,014

Costa Rica	-	-	-	-	2,503		2,503

Dominican Republic	-	-	-	-	4,107		4,107

Ecuador	-	-	-	-	7,823		7,823

El Salvador	-	-	-	-	2,330		2,330

Guatemala	-	-	-	-	1,807		1,807

Guyana	-	-	-	-	831		831

Haiti	-	-	-	-	-		-

Honduras	-	-	-	-	3,073		3,073

Jamaica	-	-	-	-	1,570		1,570

Mexico	-	-	-	-	14,633		14,633

Nicaragua	-	-	-	-	2,283		2,283

Panama	-	-	-	-	4,244		4,244

Paraguay	-	-	-	-	3,210		3,210

Peru	-	-	-	-	3,523		3,523

Suriname	-	-	-	-	814		814

Trinidad and Tobago	-	-	-	-	681		681

Uruguay	-	-	-	-	3,822		3,822

Venezuela	3	79	1,048	1,130	881	(1)	2,011

Total	$3	$79	$1,048	$1,130	$110,413		$111,543

(1)	Represents the principal amount not yet contractually due as of March 31, 2024. Contractual interest is greater than 180 days past due on all $2,011 million of loans presented.

Non-sovereign-guaranteed Loans

As of March 31, 2024, NSG loans 90 or more days past due amounted to $28 million (December 31, 2023 - $27 million). NSG loans with outstanding balances of $123 million as of March 31, 2024 were in nonaccrual status (December 31, 2023 - $193 million), including $27 million whose maturity was accelerated (December 31, 2023 - $27 million). These loans were individually assessed to estimate expected credit losses and have a total allowance for credit losses of $62 million (December 31, 2023 - $94 million).

The aging analysis of loans in the NSG portfolio as of March 31, 2024 was as follows (in millions):

	Not greater than 30 days	31 - 60 days	61 - 90 days	Greater than 90 days	Total past due	Current	Total

Corporates	$-	$-	$-	$3	$3	$1,366	$1,369

Financial Institutions	-	-	-	22	22	884	906

Project Finance	-	1	-	3	4	1,321	1,325

Total	$-	$1	$-	$28	$29	$3,571	$3,600

36	Condensed Quarterly Financial Statements

A summary of financial information related to NSG loans in nonaccrual status affecting the results of operations for the three months ended March 31, 2024 and 2023 was as follows (in millions):

	Three months ended March 31,

	2024	2023

Loans in nonaccrual status as of the beginning of the period

Corporates	$3	$7

Financial Institutions	22	78

Project Finance	168	78

Total	$193	$163

Loans in nonaccrual status as of the end of the period

Corporates	$3	$3

Financial Institutions	22	73

Project Finance	98	79

Total	$123	$155

Interest income recognized on cash basis for loans in nonaccrual status

Corporates	$-	$-

Financial Institutions	-	-

Project Finance	-	-

Total	$-	$-

Loans past due for more than 90 days not in nonaccrual status

Corporates	$-	$-

Financial Institutions	-	-

Project Finance	-	-

Total	$-	$-

Debt securities

Consistent with its policy for NSG loans, it is the general policy of the Bank to place debt securities in nonaccrual status when interest or other charges are past due by more than 90 days, or earlier when Management has doubts about their future collectability. Income for nonaccrual debt securities is recorded thereafter on a cash basis until loan service or debt security is current and Management’s doubts about future collectability cease to exist.

There were no debt securities past due or in nonaccrual status as of March 31, 2024 and 2023.

ALLOWANCE FOR DEVELOPMENTAL ASSETS CREDIT LOSSES

Sovereign-guaranteed Loans and Guarantees

Expected credit losses for SG loans are estimated upon the initial recognition of such assets and over the assets’ contractual life, considering past events, current conditions, and reasonable and supportable forecasts of future economic conditions. Expected credit losses are evaluated at the aggregated borrower level as the Bank considers loans to the same sovereign borrower share common risk characteristics. Historically, virtually all the sovereign-guaranteed loan portfolio has been fully performing. However, in the past the Bank has experienced delays in the receipt of debt service payments, sometimes for more than six months upon which time all loans made to, or guaranteed by, the sovereign borrowers are placed in nonaccrual status. Since the Bank does not charge interest on missed interest payments for these loans, such delay in debt service payments is viewed as a potential credit loss as the timing of the cash flows may not be met in accordance with the terms of the loan contract. SG loans in nonaccrual status are evaluated on an individual basis at the aggregated borrower level given these loans do not share the same risk characteristics as the Bank’s performing SG loans.

Condensed Quarterly Financial Statements	37

The changes in the allowance for expected credit losses related to the SG loan and guarantee portfolio for the periods ended March 31, 2024, and December 31, 2023 were as follows (in millions):

Collective allowance for loans outstanding	2024	2023

Balance, beginning of year	$104	$49

Provision (credit) for expected credit losses	(8)	55

Write-offs	-	-

Recoveries	-	-

Balance, end of year	$96	$104

Collective allowance for loan commitments and guarantees	2024	2023

Balance, beginning of year	$21	$11

Provision for expected credit losses	1	10

Write-offs	-	-

Recoveries	-	-

Balance, end of year (1)	$22	$21

Individually assessed loans	2024	2023

Balance, beginning of year	$434	$396

Provision for expected credit losses	35	38

Write-offs	-	-

Recoveries	-	-

Balance, end of year	$469	$434

(1)	Includes the allowance for guarantees of $7 million for the period ended March 31, 2024 (December 31, 2023 - $8 million).

Summary of accrued interest receivable on SG loans outstanding and accrued interest receivables reversed in the SG portfolio was as follows (in millions):

SG loans	March 31, 2024	December 31, 2023
Accrued interest receivable on SG loans outstanding(1) as of	$1,449	$1,333

Accrued interest receivable reversed, for the periods ended	-	-

(1)	No allowance for expected credit losses was recognized on the accrued interest receivables for performing SG loans in any of the reporting periods.

Non-sovereign-guaranteed Loans and Guarantees

For NSG loans and guarantees, a collective loss allowance is determined based on the Bank’s credit risk classification system that maps transactions on a one-to-one basis to the S&P foreign currency credit rating with a point in time term structure. The expected credit loss calculation also incorporates forward looking conditioning, which takes into consideration current market conditions, macroeconomic forecasts, and their corresponding impact on the likelihood of default and the severity of loss given a default. The macroeconomic forecasts in the expected credit losses model include various scenarios, where each scenario represents a different state of the economy in the reasonable and supportable period. For each scenario, a lifetime loss rate for each instrument is calculated using the appropriate PD and LGD for the remaining life of the instrument every quarter. The Bank individually assesses allowance on NSG loans that do not share common risk characteristics with the rest of the portfolio, including loans in nonaccrual status.

38	Condensed Quarterly Financial Statements

The changes in the allowance for expected credit losses related to NSG loan and guarantee portfolio for the periods ended March 31, 2024, and December 31, 2023 were as follows (in millions):

Collective allowance for loans outstanding	2024	2023

Balance, beginning of year	$169	$209

Credit for expected credit losses	(34)	(40)

Write-offs	-	-

Recoveries	-	-

Balance, end of year	$135	$169

Collective allowance for loan commitments and guarantees	2024	2023

Balance, beginning of year	$13	$51

Credit for expected credit losses	(1)	(38)

Write-offs	-	-

Recoveries	-	-

Balance, end of year (1)	$12	$13

Individually assessed loans	2024	2023

Balance, beginning of year	$94	$109

Provision (credit) for expected credit losses	(17)	48

Write-offs	(15)	(63)

Recoveries	-	-

Balance, end of year	$62	$94

(1)	Includes the allowance for guarantees of $1 million for the period ended March 31, 2024 (December 31, 2023 - $1 million).

Summary of accrued interest receivable on NSG loans outstanding and accrued interest receivables reversed in the NSG portfolio was as follows (in millions):

NSG loans	March 31, 2024	December 31, 2023

Accrued interest receivable on NSG loans outstanding (1) as of	$56	$35

Accrued interest receivable reversed (2) for the periods ended	-	3

(1)	No allowance for expected credit losses was recognized on the accrued interest receivables in any of the reporting periods.
(2)	Of the total interest income reversed, none was written-off as uncollectible in any of the reporting periods.

Debt securities

The changes in the total allowance for expected credit losses related to the debt security portfolio for the periods ended March 31, 2024 and December 31, 2023 were as follows (in millions):

	2024	2023

Balance, beginning of year	$26	$38

Provision (credit) for expected credit losses	6	(12)

Write-offs	-	-

Recoveries	-	-

Balance, end of year	$32	$26

Accrued interest receivable on debt securities outstanding amounted to $6 million as of March 31, 2024 (December 31, 2023 - $12 million). No accrued interest receivable was reversed or written-off in any of the reporting periods.

Modifications for borrowers experiencing financial difficulties

The Bank does not renegotiate or reschedule its sovereign-guaranteed loans. The Bank may modify NSG developmental assets when the borrower is experiencing financial difficulties. The Bank closely monitors the performance of the developmental assets that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts.

Condensed Quarterly Financial Statements	39

The effect of most modifications made to borrowers experiencing financial difficulty is already included in the allowance for credit losses because of the measurement methodologies used to estimate the allowance. Therefore, a change to the allowance for credit losses is generally not recorded upon modification. The modifications and the borrower’s subsequent performance are factored into the estimate of allowance for credit losses by incorporating the modified terms of the loan and by adjusting the credit risk factors as necessary.

As of March 31, 2024 and 2023, the Bank does not have any commitments to lend additional funds to borrowers experiencing financial difficulties with outstanding balances on modified loans.

During the quarter ended on March 31, 2024 and 2023, no developmental assets to borrowers experiencing financial difficulties was modified and there were no payment defaults on prior modifications.

NOTE G – FAIR VALUE OPTION

The Bank has elected the fair value option under GAAP for most of its medium- and long-term borrowings, to mitigate the income volatility resulting from recording interest rate swaps used for economic hedging at fair value, while otherwise recognizing remaining borrowings at amortized cost. From time to time, the Bank may elect the fair value option for Developmental assets - debt securities, which the Bank does not intend to hold to maturity. Individual borrowings and debt securities are elected for fair value reporting on an instrument-by-instrument basis and the election is made upon their initial recognition and may not be revoked once an election is made. The Bank takes into consideration all of its non-trading financial instruments (i.e., borrowings, developmental assets and derivatives) in determining its fair value option elections to mitigate the income volatility.

The changes in fair value for borrowings and developmental assets elected under the fair value option were recorded in the Condensed Statement of Income and Retained Earnings for the three months ended March 31, 2024 and 2023, as follows (in millions):

Condensed Statement of Income and	Three months ended March 31,

Retained Earnings location:	2024	2023

Borrowing expenses, after swaps	$(503)	$(370)

Other interest income	1	2

Net fair value adjustments on non-trading portfolios and foreign currency transactions	1,173	(1,346)

Total changes in fair value included in Net income (loss)	$671	$(1,714)

Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk are reported in the Condensed Statement of Comprehensive Income (Loss). These adjustments are determined by comparing each borrowing’s fair value adjustments with and without consideration to changes in the Bank’s credit spread as of each reporting date. The amount of the change of fair value that was attributable to changes in instrument-specific credit risk, during the three months ended March 31, 2024 and cumulatively, amounted to a loss of $124 million and $152 million, respectively (2023 – a loss of $108 million and $159 million, respectively).

The changes in fair value of borrowings attributable to changes in instrument-specific credit risk reclassified from Other comprehensive income (loss) to Net fair value adjustments on non-trading portfolios and foreign currency transactions, in the Condensed Statement of Income and Retained Earnings, amounted to a loss of $4 million for the period ended March 31, 2024 and 2023.

40	Condensed Quarterly Financial Statements

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of March 31, 2024 and December 31, 2023, was as follows (in millions):

	March 31, 2024	December 31, 2023

Fair value	$81,394 (1)	$81,082 (1)

Unpaid principal outstanding	85,072	84,296

Fair value over unpaid principal outstanding	$(3,678)	$(3,214)

(1)	Includes accrued interest of $536 million at March 31, 2024 (December 31, 2023 - $577 million).

For Developmental assets - debt securities elected under the fair value option, the difference between the fair value amount and the unpaid principal outstanding measured at fair value as of March 31, 2024 and December 31, 2023, was as follows (in millions):

	March 31, 2024	December 31, 2023

Fair value	$103 (1)	$104(1)

Unpaid principal outstanding	126	129

Fair value over unpaid principal outstanding	$(23)	$(25)

(1)	Includes accrued interest of $0.3 million at March 31, 2024 (December 31, 2023 – $2 million).

NOTE H – REPURCHASE AND RESALE AGREEMENTS

In a repurchase, or repo, agreement, the Bank transfers securities to a repo counterparty in exchange for cash and concurrently agrees to repurchase those securities at a future date for an amount equal to the cash exchanged plus a stipulated interest factor. In a resale, or reverse repo agreement, the Bank buys securities with an agreement to resell them to the counterparty at a stated price plus interest at a specified date. The Bank enters into short-term repurchase and resale agreements as money market instruments for the Bank’s liquid asset investment portfolio and for the management of liquidity in general.

All repurchase and resale transactions are executed with approved eligible counterparties under enforceable global master repurchase agreements and are subject to enforceable master netting agreements. All contracts have a maximum maturity of three months. The Bank receives financial instruments purchased under resale agreements and makes delivery of financial instruments sold under repurchase agreements to custody accounts at an approved third-party custodian. The securities purchased or sold in resale and repurchase agreements are limited to U.S. Treasury securities with maturities of up to 5.5 years. In the case of resale agreements, the Bank receives collateral in the form of liquid securities. As of March 31, 2024, securities received as collateral from resale agreements were not further leveraged.

Repurchase and resale agreements expose the Bank primarily to credit risk that arises if a counterparty is unable to meet its obligations under the agreements. Other risks include refinancing, reinvestment, and operational risks. Such risks are managed through a comprehensive risk management framework to ensure global exposures are within acceptable parameters, including counterparty and maturity limits, and the appropriate size and type of acceptable collateral. Furthermore, the value of collateral pledged is monitored daily against acceptable thresholds and levels are adjusted when appropriate.

The Bank has made the accounting policy election to present all repurchase and resale agreements on a gross basis on its balance sheet. The interest earned with respect to securities purchased under resale agreements is included in Investments– Interest income on the Condensed Statement of Income and Retained Earnings. The interest expense pertaining to the securities sold under repurchase agreements

Condensed Quarterly Financial Statements	41

is included in the Borrowings expenses line in the Condensed Statement of Income and Retained Earnings. Cash flows from the repurchase agreements are included in the Short-term borrowings, net in the Condensed Statement of Cash Flows.

As of March 31, 2024, the gross carrying amount of U.S. Treasury securities pledged in the repurchase agreements amounted to $98 million (2023 – none). The remaining contractual maturity of the repurchase agreements as of March 31, 2024 is less than 30 days. The related repurchase liabilities as of March 31, 2024 were $99 million (2023 – none). There were no open positions for resale agreements in 2024 and 2023.

NOTE I – DERIVATIVES

Risk management strategy and use of derivatives

The Bank’s financial risk management strategy consists primarily of designing, implementing, and monitoring the Bank’s interrelated set of financial policies and guidelines. To optimize its funding and lending activities, in fulfillment of its development mandate, the Bank utilizes financial instruments that are sensitive to market movements, primarily changes in interest and exchange rates. The Bank mitigates these risks through its integrated asset and liability management framework by which it defines the currency composition, maturity profile, and interest rate sensitivity of the portfolio of assets and liabilities.

The Bank uses derivatives for the following purposes: First, to economically hedge the interest rate and currency exposure in its investment and borrowings portfolio. Second, the Bank mitigates the interest rate risk in its fixed-rate, fixed-base cost rate and local currency loans by economically hedging the interest rate exposure, primarily through use of interest rate swaps. In addition, the Bank supports its borrowers’ ability to manage exposures to commodity price volatility by offering derivative instruments, such as commodity options embedded in FFF loan agreements. The Bank simultaneously purchases an option with the same terms from a market counterparty to offset the risk exposure. Finally, the Bank utilizes derivatives to manage the repricing and maturity profile of its equity-funded assets in accordance with the Board-approved Asset Liability Management Policy.

The derivative instruments are used primarily for economic hedging purposes and are not designated as hedging instruments for accounting purposes.

Accounting for derivatives

Derivatives are recognized on the Condensed Balance Sheet at their fair value by netting derivative asset and liability positions and the related cash collateral received by counterparty, when a legally enforceable master netting agreement exists, including the related accrued interest. Depending on the nature (receivable or payable) of their net fair value, derivatives are classified as either assets or liabilities, and are presented net by counterparty. No derivatives are designated as hedging instruments for accounting purposes.

The Bank occasionally issues borrowings that contain embedded derivatives. The hybrid borrowing instruments are carried at fair value under the elected fair value option.

Certain FFF loans may also contain risk management options that are embedded in the loan contract. When certain derivative instruments are not deemed clearly and closely related to the host contract, such as the commodity options embedded in loans, they are bifurcated from the host contract, and recorded at fair value as Derivative assets, net or Derivative liabilities, net in the Condensed Balance Sheet.

The Bank refers to the periodic cash payment or cash receipt to/from the counterparty pursuant to the provisions of the swap contract as the “interest component”. The interest component for swaps related to the economic hedging of the Bank’s investment securities is presented in Income from Investments-Interest in the Condensed Statement of Income and Retained Earnings. The change in fair value of the investment securities and related derivatives are presented in Income from Investments-Net gains (losses). The interest component for interest rate swaps on loans is included in Income from loans. The

42	Condensed Quarterly Financial Statements

interest component for swaps related to the economic hedging of the Bank’s borrowings and equity-funded assets are recorded in Borrowing expenses and Other interest income, respectively. Changes in the fair value of interest rate and foreign currency swaps, as well as for the commodity options, are reported in Net fair value adjustments on non-trading portfolios and foreign currency transactions. Realized gains and losses on non-trading derivatives are reclassified from Net fair value adjustments on non-trading portfolios and foreign currency transactions to Income from loans, after swaps, Borrowing expenses, after swaps, and Other interest income, respectively, upon termination of a swap or option.

Financial statements presentation

The Bank’s derivative instruments and repurchase agreements as of March 31, 2024 and December 31, 2023, their related gains and losses and their impact on cash flows for the three months ended March 31, 2024 and 2023, are presented in the Condensed Balance Sheet, the Condensed Statement of Income and Retained Earnings and the Condensed Statement of Cash Flows, as follows (in millions):

Condensed Balance Sheet

Derivatives not Designated as Hedging Instruments	Balance Sheet Location
		Assets
		2024	2023

Gross amount

Currency swaps	Derivative assets, net	$2,521	$2,192

Interest swaps	Derivative assets, net	3,486	3,217

Futures	Derivative assets, net	-	1

Options	Derivative assets, net	3	9

Net Amounts Offset in the Balance Sheet

Financial Instruments		(5,836)	(5,230)

Cash collateral received		(29)	(40)

Net derivatives amounts presented in the Balance Sheet		145	149

Securities collateral received		(107)	(140)

Net derivative exposure		$38	$9

Derivatives not
Designated as Hedging		Liabilities

Instruments	Balance Sheet Location	2024	2023

Gross amount

Currency swaps	Derivative liabilities, net	$(3,507)	$(3,442)

Interest swaps	Derivative liabilities, net	(5,540)	(5,125)

Futures	Derivative liabilities, net	-	-

Options	Derivative liabilities, net	(3)	(9)

Net Amounts Offset in the Balance Sheet

Financial Instruments		5,836	5,230

Net derivatives amounts presented in the Balance Sheet		(3,214)	(3,346)

Net derivative exposure (1)		$(3,214)	$(3,346)

Repurchase Agreements	Balance Sheet Location

Gross amount	Securities sold under repurchase agreements	$(99)	-

Net Amounts Offset in the Balance Sheet		-	-

Gross amounts not offset in the Balance Sheet:

Financial Instruments		-	-

Collateral Pledged	Investments - trading	98	-

Net exposure		$(1)	$-

(1)	Represents the aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position.

Condensed Quarterly Financial Statements	43

Condensed Statement of Income and Retained Earnings

Derivatives not Designated as Hedging Instruments	Location of Gain or (Loss) from Derivatives	Three months ended March 31,
		2024	2023

Currency swaps

	Income from Investments:

	Interest	$60	$80

	Net gains (losses)	(9)	(36)

	Income from Loans-Interest, after swaps	107	91

	Borrowing expenses-Interest, after swaps	(239)	(196)

	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(32)	(116)

Interest rate swaps

	Income from Investments:

	Interest	109	98

	Net gains (losses)	81	(166)

	Income from Loans-Interest, after swaps	76	61

	Borrowing expenses-Interest, after swaps	(549)	(507)

	Other income interest	(89)	(52)

	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(432)	782

Futures	Income from Investments	(1)	1

Total		$(918)	$40

Condensed Statement of Cash Flows

	Three months ended March 31,

Location of inflows (outflows) from Derivatives	2024	2023

Cash flows from lending and investing activities:

Miscellaneous assets and liabilities, net	$5	$11

Cash flows from financing activities:

Medium- and long-term borrowings

Proceeds from issuance	20	4

Repayments	7	(185)

Cash flows from operating activities:

Gross purchase of trading investments	(68)	(48)

Gross proceeds from sale or maturity of trading investments	16	(120)

Loan income collections, after swaps	162	129

Interest and other cost of borrowings, after swaps	(1,176)	(471)

Income from investments	184	223

Other interest income (loss)	(184)	(24)

Total	$(1,033)	$(481)

The following tables provide information on the contract value/notional amounts of derivative instruments as of March 31, 2024 and December 31, 2023 (in millions). Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg. Futures and options are shown at the notional amounts of the underlying contracts.

44	Condensed Quarterly Financial Statements

	March 31, 2024

	Currency and interest rate swaps		Futures & Options

Derivative type/Rate type	Receivable	Payable	Underlying contract

Currency and interest rate swaps

Fixed	$113,339	$49,049	$-

Floating index rate	53,526	118,255	-

Futures	-	-	150

	December 31, 2023

	Currency and interest rate swaps		Futures & Options

Derivative type/Rate type	Receivable	Payable	Underlying contract

Currency and interest rate swaps

Fixed	$112,819	$48,656	$-

Floating index rate	53,741	118,415	-

Futures	-	-	120

Options (1)	-	-	20

(1)	Represents 258,000 barrels of crude oil measured at spot price.

The Bank enters into swaps and other over-the-counter derivatives, as well as repos, directly with trading counterparties. These derivatives are entered into under trade relationship documents based upon standard forms published by the International Swaps and Derivatives Association (ISDA), in particular an ISDA Master Agreement (the ISDA Agreements).

Close-out netting provisions

The close-out netting provisions of the ISDA Agreements provide for the calculation of a single lump sum amount upon the early termination of transactions following the occurrence of an event of default or termination event. Any lump sum amount calculated following the early termination of transactions payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party under other agreements between them. This setoff, if enforceable in the circumstances of a given early termination, effectively reduces the amount payable by the non-defaulting party under the applicable ISDA Agreements.

Terms of collateral agreements

Currently, the Bank is not required to post collateral under its ISDA Agreements. Should the Bank’s credit rating be downgraded from the current AAA, the standard swap agreements detail, by swap counterparty, the collateral requirements that the Bank would need to satisfy in this event. If the Bank was downgraded one notch from the current AAA credit rating, it would be required to post collateral in the amount of $2,569 million at March 31, 2024 ($2,658 million at December 31, 2023).

The performance of the obligations of the Bank’s counterparties may be supported by collateral provided under a credit support annex (CSA). The CSA provides for credit support to collateralize the Bank’s mark-to-market exposure to its counterparties in the form of U.S. Dollars and U.S. Treasury Obligations. In certain cases, the Bank may use, invest, commingle, or re-hypothecate as its own property such collateral subject to only the obligation (i) to return such collateral and (ii) to pass on distributions with respect to any non-cash collateral.

If an event of default has occurred, the Bank may exercise certain rights and remedies with respect to the collateral. These rights include (i) all rights and remedies available to a secured party, (ii) the right to set off any amounts payable by the counterparty with respect to any obligations against any collateral held by the Bank, and (iii) the right to liquidate any collateral held by the Bank.

The Bank classifies the cash collateral received under Cash flows from financing activities in the Condensed Statement of Cash Flows as this collateral primarily relates to interest rate and foreign currency swaps on borrowings.

Condensed Quarterly Financial Statements	45

NOTE J – FAIR VALUE MEASUREMENTS

The GAAP framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1 -	Unadjusted quoted prices for identical assets or liabilities in active markets;

Level 2 -

Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 -	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The Bank’s investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, may include obligations of the United States and certain other sovereign governments. Such instruments are classified within Level 1 of the fair value hierarchy.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices or prices derived from alternative pricing models, utilizing available observable market inputs and discounted cash flows. These methodologies apply to investments in obligations of governments and agencies, obligations of sub-sovereigns and supranationals, corporate bonds, asset-backed and mortgage-backed securities, bank obligations, related financial derivative instruments (primarily currency and interest rate swaps) and options. These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a market approach that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price. Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

A small number of investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers’ prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers’ prices via the determination of fair value estimates from internal valuation techniques that use available observable market inputs.

Medium- and long-term borrowings elected under the fair value option, all currency and interest rate swaps and a debt security related to developmental investments under the fair value option are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary, depending on the specific structures of the instruments. These models and techniques require the use of multiple market inputs including market yield curves, and/or exchange rates, interest rates, spreads, volatilities and correlations. Significant market inputs are observable during the full term of these instruments. The Bank also considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investments are valued using Management’s best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a

46	Condensed Quarterly Financial Statements

quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments’ yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

The following tables set forth the Bank’s financial assets and liabilities that were accounted for at fair value as of March 31, 2024 and December 31, 2023, by level within the fair value hierarchy (in millions). As required by the framework for measuring fair value, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

As of March 31, 2024, the investment portfolio includes $4 million of securities classified as Level 3 (2023 - $4 million). Except for fair value adjustments, there was no activity associated with Level 3 financial assets and financial liabilities for the three months ended March 31, 2024 or 2023. Also, there were no transfers between levels during the first three months of 2024 or 2023, for securities held at the end of those reporting periods.

Financial assets:

Assets	Fair Value Measurements March 31, 2024 (1)	Level 1	Level 2	Level 3

Investments - Trading:

Obligations of the United States Government	$1,775	$1,775	$-	$-

U.S. Government-sponsored enterprises	271	-	271	-

Obligations of non-U.S. governments	3,615	1,056	2,559	-

Obligations of non-U.S. agencies	10,645	-	10,645	-

Obligations of non-U.S. sub-sovereigns	1,444	-	1,444	-

Obligations of supranationals	2,505	-	2,505	-

Bank obligations(2)	9,238	-	9,238	-

Corporate securities	1,434	-	1,434	-

Asset-backed securities	4	-	-	4

Total Investments - Trading	30,931	2,831	28,096	4

Currency and interest rate swaps (3)	171	-	171	-

Options	3	-	3	-

Developmental assets - debt securities	103	-	103	-

Total	$31,208	$2,831	$28,373	$4

(1)	Represents the fair value of the referred assets, including accrued interest.
(2)	May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.
(3)	Excludes $29 million of cash collateral received that was netted in Derivative assets, net, in the Condensed Balance Sheet.

Condensed Quarterly Financial Statements	47

Assets	Fair Value Measurements December 31, 2023 (1)	Level 1	Level 2	Level 3

Investments - Trading:

Obligations of the United States Government	$1,034	$933	$101	$-

U.S. Government-sponsored enterprises	559	-	559	-

Obligations of non-U.S. governments	3,554	1,161	2,393	-

Obligations of non-U.S. agencies	10,652	-	10,652	-

Obligations of non-U.S. sub-sovereigns	1,496	-	1,496	-

Obligations of supranationals	2,662	-	2,662	-

Bank obligations(2)	10,184	-	10,184	-

Corporate securities	1,570	-	1,570	-

Asset-backed securities	4	-	-	4

Total Investments - Trading	31,715	2,094	29,617	4

Currency and interest rate swaps (3)	179	-	179	-

Futures	1	1	-	-

Options	9	-	9	-

Developmental assets - debt securities	104	-	104	-

Total	$32,008	$2,095	$29,909	$4

(1)	Represents the fair value of the referred assets, including their accrued interest.
(2)	May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.
(3)	Excludes $40 million of cash collateral received that was netted in Derivative assets, net, in the Condensed Balance Sheet.

Financial liabilities:

Liabilities	Fair Value Measurements March 31, 2024 (1)	Level 1	Level 2	Level 3

Borrowings measured at fair value	$81,394	$-	$81,394	$-

Currency and interest rate swaps	3,211	-	3,211	-

Options	3	-	3	-

Total	$84,608	$-	$84,608	$-

(1)	Represents the fair value of the referred liabilities, including accrued interest.

Liabilities	Fair Value Measurements December 31, 2023 (1)	Level 1	Level 2	Level 3

Borrowings measured at fair value	$81,082	$-	$81,082	$-

Currency and interest rate swaps	3,337	-	3,337	-

Options	9	-	9	-

Total	$84,428	$-	$84,428	$-

(1)	Represents the fair value of the referred liabilities, including their accrued interest.

The Bank accounts for its loans and certain borrowings at amortized cost with their corresponding fair value disclosures included in Note K – Fair Value of Financial Instruments.

NOTE K – FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments, as also discussed in Note J – Fair Value Measurements:

Cash

The carrying amount reported in the Condensed Balance Sheet for cash approximates fair value.

48	Condensed Quarterly Financial Statements

Repurchase and resale agreements

Repurchase and resale agreements are carried at face value, which approximates fair value due to their short-term nature and minimal credit risk.

Investments

Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flow models.

Loans and guarantees

The fair value of the Bank’s loan portfolio is estimated using a discounted cash flow method.

Debt securities

The fair values of debt securities are estimated using a discounted cash flow method.

Swaps

Fair values for interest rate and currency swaps are based on discounted cash flow or pricing models.

Borrowings

The fair values of borrowings are based on discounted cash flow or pricing models.

The following table presents the fair value of the financial instruments, along with the respective carrying amounts, as of March 31, 2024 and December 31, 2023 (in millions):

	March 31, 2024 (1)		December 31, 2023 (1)

	Carrying Value	Fair Value	Carrying Value	Fair Value

Cash	$1,081	$1,081	$996	$996

Investments - Trading (2)	30,931	30,931	31,715	31,715

Developmental Assets

Loans outstanding, net (3), (5)	115,986	113,835	116,833	115,268

Debt securities

Measured at fair value	103	103	104	104

Measured at amortized cost, net (3), (5)	706	702	718	728

Derivative assets, net	145	145	149	149

Other assets (4), (5)	581	427	554	422

Borrowings

Short-term	1,123	1,123	2,195	2,195

Securities sold under repurchase agreements and payable for cash collateral received	99	99	-	-

Medium- and long-term:

Measured at fair value	81,394	81,394	81,082	81,082

Measured at amortized cost (5)	24,219	23,668	25,243	24,766

Derivative liabilities, net	3,214	3,214	3,346	3,346

Other liabilities (4), (5)	581	427	554	422

(1)	Includes accrued interest.
(2)	Includes money market securities that were valued based on the nominal value, which approximates fair value.
(3)	Includes Accrued interest and other charges.
(4)	Amounts are related to EEA guarantees received and given, and the non-contingent liability for the obligation under the SG and NSG guarantees.
(5)

Fair value of Loans, EEA guarantees received and given, and the non-contingent liability for the obligation under the SG and NSG guarantees are classified within Level 3 of the fair value hierarchy. Debt securities and fair value of Borrowings at amortized cost are classified within Level 2 of the fair value hierarchy.

Condensed Quarterly Financial Statements	49

NOTE L – NET FAIR VALUE ADJUSTMENTS ON NON-TRADING PORTFOLIOS AND FOREIGN CURRENCY TRANSACTIONS

Net fair value adjustments on non-trading portfolios and foreign currency transactions gains and losses for the three months ended on March 31, 2024 and 2023, comprise the following (in millions):

	Three months ended March 31,

	2024	2023

Fair value adjustment gains (losses):

Borrowings	$583	$(1,239)

Derivatives:

Interest rate and foreign currency swaps on borrowings	(611)	1,218

Interest rate and foreign currency swaps on loans funded through borrowings	107	(462)

Interest rate swaps on loans funded through equity	(80)	76

Fair value adjustment losses	$(1)	$(407)

Foreign currency transaction gains (losses):

Borrowings	$585	$(152)

Derivatives:

Interest rate and foreign currency swaps on borrowings	(566)	75

Interest rate and foreign currency swaps on loans funded through borrowings	476	(215)

Loans	(520)	282

Other (1)	(5)	46

Foreign currency transaction gains (losses)	(30)	36

Total	$(31)	$(371)

(1)	Includes foreign currency transaction gains (losses) from debt securities amounting to $2 million in 2024 (2023 – $(26) million).

Net fair value adjustments are mainly a result of the different accounting treatment between loans, which are carried at amortized cost, and the Interest rate and foreign currency swaps on loans, which are carried at fair value. Changes in the fair value of the Interest rate and foreign currency swaps on loans are reflected in earnings, while the changes in the fair value of loans are not as they are carried at amortized cost. In contrast, changes in the fair value of borrowings largely offset the changes in interest rate and foreign currency swaps on borrowings, as the majority of borrowings are carried at fair value. The Bank had net fair value losses on non-trading portfolios and foreign currency transactions of $31 million for the three months ended March 31, 2024, compared to $371 million losses for the same period in 2023. Unrealized gains or losses in the net fair value adjustments on non-trading portfolios gradually tend to zero as the related financial instruments maturity approaches and their fair values converge with their amortized costs.

The Bank transacts in multiple currencies. However, assets and liabilities, after swaps, are substantially held in United States dollars. The Bank seeks to minimize exchange rate risk by matching the currencies of its liabilities with those of its assets and by maintaining substantially all its equity in United States dollars. Accordingly, exchange rate fluctuations have a minimum impact on earnings.

NOTE M – BOARD OF GOVERNORS APPROVED INCOME TRANSFERS

The IDB Grant Facility (GRF) is currently funded by income transfers from the Bank’s Ordinary Capital to make grants appropriate for dealing with special circumstances arising in specific countries or with respect to specific projects.

50	Condensed Quarterly Financial Statements

Income transfers are recognized as an expense when approved by the Board of Governors and are currently funded in accordance with the GRF funding requirements. The undisbursed portion of approved transfers is presented under Due to IDB Grant Facility on the Condensed Balance Sheet.

Ordinary Capital income transfers to the GRF are subject to the requirements of the Agreement and other applicable financial policies, and they will be considered based on actual disbursements and fund balance of the GRF. In February 2024, the Board of Governors approved income transfers from the Bank to the GRF amounting to $159 million (2023 - $140 million).

NOTE N – CAPITAL STOCK

There were no changes in subscribed capital during the three months ended March 31, 2024 and the year ended December 31, 2023.

NOTE O – RECEIVABLE FROM MEMBERS

Receivable from members includes non-negotiable, non-interest-bearing demand notes that have been accepted in lieu of the immediate payment of all or any part of a member’s contribution quotas, non-negotiable, non-interest-bearing term notes received in payment of Maintenance of Value (MOV) obligations, and other MOV obligations.

The composition of the net receivable from members as of March 31, 2024 and December 31, 2023, was as follows (in millions):

	March 31, 2024	December 31, 2023

Regional developing members	$702	$701

Canada	52	49

Non-regional members, net	65	63

Total receivable from members	$819	$813

NOTE P – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has three defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank and IDB Invest: the Staff Retirement Plan and the Complementary Staff Retirement Plan for international employees of the Bank and IDB Invest, and the Local Retirement Plan for national IDB employees in the country offices. The Bank also provides health care and certain other benefits to retired staff under the Postretirement Benefits Plan (PRBP).

Contributions

All contributions are made in cash during the fourth quarter of the year. As of March 31, 2024, the estimate of contributions expected to be paid to the Plans and the PRBP for the year 2024 is $66 million and $36 million, respectively. Contributions for 2023 were $63 million and $34 million, respectively.

Condensed Quarterly Financial Statements	51

Periodic benefit cost

The following tables summarize the benefit costs associated with the Plans and the PRBP for the three months ended March 31, 2024 and 2023 (in millions):

	Pension Benefits

	Three months ended March 31,

	2024	2023

Service cost (1)	$24	$21

Interest cost	58	57

Expected return on plan assets (2)	(82)	(82)

Amortization of net actuarial losses	(1)	(5)

Net periodic benefit credit	$(1)	$(9)

(1)	Included in Administrative expenses.
(2)	The expected return of plan assets is 6.25% in 2024 and 6.50% in 2023.

	Postretirement Benefits

	Three months ended March 31,

	2024	2023

Service cost (1)	$8	$7

Interest cost	23	22

Expected return on plan assets (2)	(36)	(36)

Amortization of:

Prior service credit	(4)	(8)

Net actuarial losses	-	(1)

Net periodic benefit credit	$(9)	$(16)

(1)	Included in Administrative expenses.
(2)	The expected return of plan assets is 6.25% in 2024 and 6.50% in 2023.

52	Condensed Quarterly Financial Statements

NOTE Q – RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES

A reconciliation of Net income to Net cash provided by (used in) operating activities, as shown on the Condensed Statement of Cash Flows, is as follows (in millions):

		Three months ended March 31,

		2024	2023

Net income (loss)	$	207	$(98)

Difference between amounts accrued and amounts paid or collected for:

Loan income		(164)	(303)

Income from investments		(68)	(153)

Other interest income		(87)	10

Other income		8	1

Interest and other costs of borrowings, after swaps		(412)	49

Administrative expenses, including depreciation		3	(6)

Special programs		(12)	(15)

Transfers to the IDB Grant Facility		137	118

Net fair value adjustments on non-trading portfolios and foreign currency transactions		31	371

Net (increase) decrease in trading investments		800	(147)

Net unrealized (gains) losses on trading investments		(4)	16

Other components of net pension benefit costs		(42)	(53)

Credit for developmental assets credit losses		(18)	-

Net cash provided by (used in) operating activities		$379	$(210)

Supplemental disclosure of noncash activities

Increase (decrease) resulting from exchange rate fluctuations:

Trading investments		$(2)	$20

Loans outstanding		(44)	65

Debt securities		2	26

Borrowings		(19)	78

Receivable from members, net		6	(1)

NOTE R – SEGMENT REPORTING AND CONCENTRATIONS

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries.

For the three months ended March 31, 2024 and 2023, loans made to or guaranteed by countries that individually generated in excess of 10% of loan income, before swaps, as follows (in millions):

	Three months ended March 31,

	2024	2023

Argentina	$243	$202

Brazil	270	238

Condensed Quarterly Financial Statements	53

NOTE S – CONTINGENCIES

In the normal course of its business, the Bank is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on its financial position, results of operations or cash flows.

The Russian war on Ukraine, the Israel-Hamas war, and high and persistent inflation in the region are additional sources of concern due to their downstream effects on the social and economic development of IDB’s borrowing member countries. Such uncertainties may impact the fair value of the Bank’s investments and the credit worthiness of the Bank’s borrowers. The Bank has capital buffers in place to absorb additional stress and credit rating downgrades.

NOTE T – RELATED PARTY TRANSACTIONS

In 2016, the transfer of operational and administrative functions and non-financial resources associated with NSG activities from the Bank to the Inter-American Investment Corporation (IDB Invest) became effective. During the seven-year period that ended on December 31, 2022, NSG activities were originated by IDB Invest and co-financed by the Bank and IDB Invest. After December 31, 2022, the Bank no longer approves NSG developmental related assets and IDB Invest continues to manage and monitor the Bank’s legacy NSG portfolio. For co-financed NSG loans, the Bank and IDB Invest maintain separate legal and economic interests in their respective shares of the loan principal balance, interest, and other elements of the lending arrangement. IDB Invest also executes, services, and monitors the Bank’s NSG loans portfolio.

As part of such reorganization, IDB Invest’s capitalization plan included additional capital to be contributed by IDB Invest shareholders as well as capital contributions to be funded through income distributions by IDB on behalf of its shareholders. These income transfers were intended to be achieved during the period 2018-2025 and for a total of $725 million. These transfers were conditional upon annual Board of Governors’ approval, which considered the continued maintenance of the Bank’s Triple-A long-term foreign currency credit rating, the Capital Adequacy Policy (CAP), the preservation of the sovereign-guaranteed lending envelope consistent with IDB-9, and the construction of the buffers in accordance with the CAP, as well as other applicable financial policies of the Bank. In February 2024, the Board of Governors approved an accelerated transfer of the remaining $143 million (2023- $72 million), to the shareholders of the Bank for a concurrent capital contribution to IDB Invest on their behalf. This transfer was in lieu of a distribution to the shareholders of both entities and therefore was recognized as a dividend in the Condensed Statement of Income and Retained Earnings.

Also, pursuant to such reorganization, the Bank and IDB Invest entered into one-year, renewable service level agreements for certain administrative and overhead services that include human resources and information technology support provided by the Bank, as well as loan origination, execution and monitoring services provided to the Bank. The total fees for the services provided by the Bank to IDB Invest, and those provided by IDB Invest to the Bank are $4 million and $7 million, respectively, for the three month period ended March 31, 2024 (2023 - $5 million and $7 million, respectively).

The Bank also charges fees for the administration of the Multilateral Investment Fund III (MIF), funds held in trust and managed on behalf of donors, such as member countries, other international organizations, and other entities, for purposes consistent with the Bank’s objectives of promoting economic and social development in its regional developing members. These funds are mainly used to co-finance the Bank’s lending projects, to provide grants, and to fund technical assistance activities, including project preparation and training. These fees are reported as Other income and are recognized ratably over time as services are provided, or upfront when contributions from donors are received. The total fees for the

54	Condensed Quarterly Financial Statements

services provided by the Bank for the funds held in trust and managed on behalf of donors and for the administration of the MIF are $7 million and $1 million, respectively, for the three month period ended March 31, 2024 (2023 -$5 million and $1 million, respectively).

The Bank received deposits from central banks and official institutions in the Bank’s member countries totaling $166 million as of March 31, 2024 (December 31, 2023 - $225 million) with maturities of up to 30 days.

During 2020, the Bank entered into a 10-year guarantee and cooperation agreement (Agreement) with Sweden, a member country of the Bank, under which Sweden will guarantee up to $100 million of lending exposure to the Federal Government of Brazil. This Agreement allows the Bank to increase lending support by up to $300 million for new projects in Bolivia, Colombia, and Guatemala. During the term of the guarantee, if any sovereign-guaranteed loans by the Federal Government of Brazil were classified in nonaccrual status (i.e., payment arrears for more than 180 days), Sweden will compensate the Bank for up to $100 million of the loan outstanding principal in nonaccrual status. At the end of the nonaccrual event, the Bank will reimburse Sweden for any principal that is recovered with respect to the nonaccrual event. The eligible exposure under this guarantee was $83 million as of March 31, 2024 (December 31, 2023 - $66 million), and there were no nonaccrual events associated with loans made to or guaranteed by Brazil.

Other significant transactions with IDB Invest, GRF and Pension Plans are disclosed in the note to which they relate.

NOTE U – SUBSEQUENT EVENTS

Management has evaluated subsequent events through May 08, 2024, which is the date the financial statements were issued. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Bank’s Condensed Quarterly Financial Statements as of March 31, 2024.